UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: August 27, 2019

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Basel III Pillar 3 disclosure for UBS Group AG and significant regulated subsidiaries report as of 30 June 2019, which appears immediately following this page.

30 June 2019 Pillar 3 report

UBS Group and significant regulated subsidiaries and sub-groups

Table of contents
Introduction and basis for preparation

UBS Group AG
6	Section 1	Key metrics
8	Section 2	Risk-weighted assets
12	Section 3	Credit risk
24	Section 4	Counterparty credit risk
31	Section 5	Securitizations
36	Section 6	Market risk
40	Section 7	Interest rate risk in the banking book
43	Section 8	Going and gone concern requirements and eligible capital
50	Section 9	Total loss-absorbing capacity
52	Section 10	Leverage ratio
55	Section 11	Liquidity coverage ratio
57	Section 12	Requirements for global systemically important banks and related indicators

Significant regulated subsidiaries and sub-groups
60	Section 1	Introduction
60	Section 2	UBS AG standalone
64	Section 3	UBS Switzerland AG standalone
70	Section 4	UBS Europe SE consolidated
71	Section 5	UBS Americas Holding LLC consolidated

Contacts

Switchboards

For all general inquiries
www.ubs.com/contact

Zurich +41-44-234 1111
London +44- 207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888 Singapore +65-6495 8000

Investor Relations

UBS’s Investor Relations team supports institutional, professional and retail investors from our offices in Zurich,
New York and Krakow.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

UBS’s Media Relations team supports
global media and journalists
from our offices in Zurich, London, New York and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives inquiries regarding compensation and related issues addressed to members of the Board of Directors.

UBS Group AG, Office of the
Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

+41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team,
a unit of the Group Company Secretary Office, is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

+41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 505000
Louisville, KY 40233-5000, USA

Shareholder online inquiries:
https://www-us.computershare.com/
investor/Contact

Shareholder website:
www.computershare.com/investor

Calls from the US
+1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2019. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Introduction and basis for preparation

Introduction and basis for preparation

Introduction and basis for preparation

Scope and location of Basel III Pillar 3 disclosures

The Basel Committee on Banking Supervision (BCBS) Basel III capital adequacy framework consists of three complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market, operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. Pillar 3 requires banks to publish a range of disclosures, mainly covering risk, capital, leverage, liquidity and remuneration.

This report provides Pillar 3 disclosures for UBS Group AG and prudential key figures and regulatory information for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated in the respective sections under “Significant regulated subsidiaries and sub-groups.”

As UBS is considered a systemically relevant bank (SRB) under Swiss banking law, UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable to Swiss SRBs on a consolidated basis. Capital and other regulatory information as of 30 June 2019 for UBS Group AG consolidated is provided in the “Capital management” section of our second quarter 2019 report and for UBS AG consolidated in the “Capital management” section of the UBS AG second quarter 2019 report, which are available under “Quarterly reporting” at www.ubs.com/investors.

Local regulators may also require the publication of Pillar 3 information at a subsidiary or sub-group level. Where applicable, these local disclosures are provided under “Holding company and significant regulated subsidiaries and sub-groups” at www.ubs.com/investors.

Significant BCBS and FINMA capital adequacy, liquidity and funding, and related disclosure requirements

This Pillar 3 report has been prepared in accordance with FINMA Pillar 3 disclosure requirements (FINMA Circular 2016/1, “Disclosure – banks”) issued on 16 July 2018, the underlying BCBS guidance “Revised Pillar 3 disclosure requirements” issued in January 2015, the “Frequently asked questions on the revised Pillar 3 disclosure requirements” issued in August 2016, the “Pillar 3 disclosure requirements – consolidated and enhanced framework” issued in March 2017 and the subsequent “Technical Amendment – Pillar 3 disclosure requirements – regulatory treatment of accounting provisions” issued in August 2018.

Changes to Pillar 3 disclosure requirements

In line with BCBS and FINMA requirements, the following disclosures are published for the first time, effective as of 30 June 2019:

–   “TLAC1 – TLAC composition for G-SIBs (at resolution group level)” applicable to UBS Group AG consolidated;

–   “TLAC3 – Resolution entity – creditor ranking at legal entity level” applicable to UBS Group AG at a legal entity level;

–   “IRRBBA – IRRBB risk management objective and policies – qualitative requirements” applicable to UBS Group AG consolidated;

–   “IRRBB1 – Quantitative information on IRRBB” applicable to UBS Group AG consolidated; and

–     “IRRBBA1 – Quantitative disclosures relating to the position structure and interest rate reset of IRRBB risk” applicable to UBS Group AG consolidated.

We currently expect to provide the "TLAC2 – Material subgroup entity – creditor ranking at legal entity level” disclosure in our 31 December 2019 Pillar 3 report. The “CR1 – Credit quality of assets” table in this report has been revised to address additional disclosure requirements with regard to the allocation of the accounting provisions for credit losses between the standardized approach and the internal ratings-based approach, as required by the aforementioned BCBS Technical Amendment issued in August 2018.

Significant BCBS requirements to be adopted in the second half of 2019 or later

BCBS initial margin offset in the leverage ratio and new disclosure requirements

The BCBS agreed to align the leverage ratio measurement of client-cleared derivatives with the standardized approach to measuring counterparty credit risk exposures (SA-CCR). We expect these provisions will become effective as of 1 January 2022. This treatment permits both cash and non-cash forms of segregated initial margin, as well as cash and non-cash variation margin, received from a client to offset the replacement cost and potential future exposure for client-cleared derivatives only. This will help to mitigate any potential effect on the leverage ratio denominator from the finalization of the Basel III capital framework, which takes effect from 1 January 2022.

The BCBS also introduced a new disclosure standard, effective as of 1 January 2022, which sets out additional requirements for banks to disclose their leverage ratios based on quarter-end and daily average values of securities financing transactions.

Frequency and comparability of Pillar 3 disclosures

FINMA has specified the reporting frequency for each disclosure, as outlined in the table on pages 5 and 6 of our 31 December 2018 Pillar 3 report, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

In line with the FINMA-specified disclosure frequency and requirements for disclosure with regard to comparative periods, we provide quantitative comparative information as of 31 March 2019 for disclosures required on a quarterly basis, and as of 31 December 2018 for disclosures required on a semiannual basis. Where specifically required by FINMA and/or BCBS, we disclose comparative information for additional reporting dates. The new TLAC1, TLAC3 and IRRBB disclosures are provided for the first time as of 30 June 2019 in this report without comparative information. The IRRBB disclosure will be provided on an annual basis from 31 December 2019 onward.

Where required, movement commentary is aligned with the corresponding disclosure frequency required by FINMA and always refers to the latest comparative period. Throughout this report, signposts are displayed at the beginning of a section, table or chart – Annual | Semiannual | Quarterly | – indicating whether the disclosure is provided annually, semiannually or quarterly. A triangle symbol – p  p  p  – indicates the end of the signpost.

→   Refer to our 31 March 2019 Pillar 3 report, which is available under “Pillar 3 disclosures” at www.ubs.com/investors, for more information about previously published quarterly movement commentary

UBS Group AG

UBS Group AG

Section 1  Key metrics

Key metrics of the second quarter of 2019

Quarterly | The KM1 and KM2 tables below are based on Basel Committee on Banking Supervision (BCBS) Basel III phase-in rules. The KM2 table includes a reference to the total loss-absorbing capacity (TLAC) term sheet, published by the Financial Stability Board (FSB). The website of the FSB provides this term sheet, at www.fsb.org/2015/11/total-loss-absorbing-capacity-tlac-principles-and-term-sheet.

During the second quarter of 2019, our common equity tier 1 (CET1) capital increased by USD 0.3 billion to USD 34.9 billion, mainly as a result of operating profit before tax and foreign currency translation effects, partly offset by accruals for capital returns to shareholders, compensation-related regulatory capital accruals, share repurchases under our share repurchase program and current tax expense.

→   Refer to “UBS shares” in the “Capital management” section of our second quarter 2019 report for more information about the share repurchase program

The TLAC available as of 30 June 2019 included CET1 capital, additional tier 1 and tier 2 capital instruments eligible under the TLAC framework, and non-regulatory capital elements of TLAC. Under the Swiss systemically relevant bank (SRB) framework, including transitional arrangements, TLAC excludes 45% of the gross unrealized gains on debt instruments measured at fair value through other comprehensive income for accounting purposes, which for regulatory capital purposes is measured at the lower of cost or market value. This amount was negligible as of 30 June 2019 but is included as available TLAC in the KM2 table below and in the TLAC1 table on page 50 of this report.

Risk-weighted assets (RWA) decreased by USD 5.4 billion to USD 262.1 billion, mainly as a result of decreases in credit risk RWA and market risk RWA. Leverage ratio exposure remained stable during the quarter. High-quality liquid assets decreased by USD 9.9 billion, primarily driven by lower average cash balances, reflecting increased funding consumption by the business divisions. p

Quarterly |

KM1: Key metrics
USD million, except where indicated
		30.6.19	31.3.19	31.12.18	30.9.18[3]	30.6.18[3]
Available capital (amounts)[1]
1	Common equity tier 1 (CET1)	34,948	34,658	34,119	34,816	34,116
1a	Fully loaded ECL accounting model	34,904	34,613	34,071	34,816	34,116
2	Tier 1	49,993	49,436	46,279	45,972	45,353
2a	Fully loaded ECL accounting model Tier 1	49,949	49,391	46,231	45,972	45,353
3	Total capital	56,345	56,148	52,981	52,637	52,450
3a	Fully loaded ECL accounting model total capital	56,302	56,103	52,933	52,637	52,450
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	262,135	267,556	263,747	257,041	254,603
4a	Minimum capital requirement[2]	20,971	21,404	21,100	20,563	20,368
4b	Total risk-weighted assets (pre-floor)	262,135	267,556	263,747	257,041	254,603
Risk-based capital ratios as a percentage of RWA[1]
5	Common equity tier 1 ratio (%)	13.33	12.95	12.94	13.55	13.40
5a	Fully loaded ECL accounting model Common equity tier 1 (%)	13.32	12.94	12.92	13.55	13.40
6	Tier 1 ratio (%)	19.07	18.48	17.55	17.89	17.81
6a	Fully loaded ECL accounting model Tier 1 ratio (%)	19.05	18.46	17.53	17.89	17.81
7	Total capital ratio (%)	21.49	20.99	20.09	20.48	20.60
7a	Fully loaded ECL accounting model total capital ratio (%)	21.48	20.97	20.07	20.48	20.60
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.50	2.50	1.88	1.88	1.88
9	Countercyclical buffer requirement (%)	0.09	0.10	0.08	0.05	0.06
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.22	0.21	0.21	0.21	0.20
10	Bank G-SIB and/or D-SIB additional requirements (%)	1.00	1.00	0.75	0.75	0.75
11	Total of bank CET1 specific buffer requirements (%)[1]	3.59	3.60	2.71	2.68	2.68
12	CET1 available after meeting the bank’s minimum capital requirements (%)[1]	8.83	8.45	8.44	9.05	8.90
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	911,379	910,993	904,598	915,066	910,383
14	Basel III leverage ratio (%)[1]	5.49	5.43	5.12	5.02	4.98
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	5.48	5.42	5.11	5.02	4.98
Liquidity coverage ratio
15	Total HQLA	176,173	186,038	173,389	176,594	183,202
16	Total net cash outflow	121,314	121,521	127,352	130,750	127,324
17	LCR ratio (%)	145	153	136	135	144

1 Based on BCBS Basel III phase-in rules.    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 In line with the change of the presentation currency of UBS Group AG’s and UBS AG’s consolidated and standalone financial statements from Swiss francs to US dollars in October 2018, prior periods were translated to US dollars at the respective spot rates prevailing on the relevant reporting dates.

p

Quarterly |

KM2: Key metrics – TLAC requirements (at resolution group level)[1]
USD million, except where indicated
		30.6.19	31.3.19	31.12.18	30.9.18[2]	30.6.18[2]
1	Total loss-absorbing capacity (TLAC) available	87,388	87,477	83,740	81,711	82,211
1a	Fully loaded ECL accounting model TLAC available	87,344	87,433	83,692	81,711	82,211
2	Total RWA at the level of the resolution group	262,135	267,556	263,747	257,041	254,603
3	TLAC as a percentage of RWA (%)	33.34	32.69	31.75	31.79	32.29
3a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model RWA (%)	33.32	32.68	31.73	31.79	32.29
4	Leverage ratio exposure measure at the level of the resolution group	911,379	910,993	904,598	915,066	910,383
5	TLAC as a percentage of leverage ratio exposure measure (%)	9.59	9.60	9.26	8.93	9.03
5a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model Leverage exposure measure (%)	9.58	9.60	9.25	8.93	9.03
6a	Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6b	Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6c

If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external TLAC if no cap was applied (%)

		N/A – Refer to our response to 6b.

1 Resolution group level is defined as the UBS Group AG consolidated level.    2 In line with the change of the presentation currency of UBS Group AG’s and UBS AG’s consolidated and standalone financial statements from Swiss francs to US dollars in October 2018, prior-period disclosures were translated to US dollars at the respective spot rates prevailing on the relevant reporting dates.

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UBS Group AG

Section 2  Risk-weighted assets

Our approach to measuring risk exposure and risk-weighted assets

Depending on the purpose, the measurement of risk exposure that we apply may differ. Exposures may be measured for financial accounting purposes under International Financial Reporting Standards (IFRS), for deriving our regulatory capital requirements or for internal risk management and control purposes. Our Pillar 3 disclosures are generally based on measures of risk exposure used to derive the regulatory capital required under Pillar 1. Our risk-weighted assets (RWA) are calculated according to the Basel Committee on Banking Supervision (BCBS) Basel III framework, as implemented by the Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council and by the associated circulars issued by the Swiss Financial Market Supervisory Authority (FINMA).

For information about the measurement of risk exposures and RWA, refer to pages 9–12 of our 31 December 2018 Pillar 3 report, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

RWA development in the second quarter of 2019

Quarterly | The OV1 table below provides an overview of our risk-weighted assets (RWA) and the related minimum capital requirements by risk type. The FINMA template includes rows that are currently not applicable to UBS and therefore have been left empty.

During the second quarter of 2019, RWA decreased by USD 5.4 billion to USD 262.1 billion, mainly as a result of decreases of USD 3.4 billion in credit risk RWA and USD 2.0 billion in market risk RWA.

Counterparty credit risk RWA measured under the standardized approach as disclosed in line 7 of the OV1 table below increased by USD 0.6 billion, mainly driven by increases in derivatives exposures in the Investment Bank.

Equity positions under the simple risk weight approach decreased by USD 0.7 billion, primarily driven by the sale of a limited number of positions in the Investment Bank’s Foreign Exchange, Rates and Credit business.

The flow tables for credit risk, counterparty credit risk and market risk RWA in the respective sections of this report provide further details regarding the movements in RWA in the second quarter of 2019. More information about capital management and RWA, including details of movements in RWA during the second and first quarters of 2019, is provided on pages 53–54 of our second quarter 2019 report and on pages 52–53 of our first quarter 2019 report, both available under “Quarterly reporting” at www.ubs.com/investors.p

Quarterly |

OV1: Overview of RWA
USD million		RWA			Minimum capital requirements[1]
		30.6.19	31.3.19	31.12.18	30.6.19
1	Credit risk (excluding counterparty credit risk)	114,991	118,419	112,991	9,199
2	of which: standardized approach (SA)[2]	28,287	28,971	25,972	2,263
3	of which: foundation internal ratings-based (F-IRB) approach
4	of which: supervisory slotting approach
5	of which: advanced internal ratings-based (A-IRB) approach	86,703	89,448	87,019	6,936
6	Counterparty credit risk[3]	37,487	36,793	34,282	2,999
7	of which: SA for counterparty credit risk (SA-CCR)[4]	5,793	5,183	5,415	463
8	of which: internal model method (IMM)	20,133	19,371	17,624	1,611
8a	of which: value-at-risk (VaR)	5,453	5,889	5,036	436
9	of which: other CCR	6,107	6,351	6,207	489
10	Credit valuation adjustment (CVA)	2,553	2,631	2,816	204
11	Equity positions under the simple risk weight approach[5]	3,302	3,960	3,658	264
12	Equity investments in funds – look-through approach[6]
13	Equity investments in funds – mandate-based approach[6]
14	Equity investments in funds – fall-back approach[6]
15	Settlement risk	415	384	375	33
16	Securitization exposures in banking book	664	703	709	53
17	of which securitization internal ratings-based approach (SEC-IRBA)
18	of which securitization external ratings-based approach (SEC-ERBA) including internal assessment approach (IAA)	657	696	701	53
19	of which securitization standardized approach (SEC-SA)	7	7	8	1
20	Market Risk	10,977	12,985	19,992	878
21	of which: standardized approach (SA)	452	643	452	36
22	of which: internal model approaches (IMA)	10,526	12,343	19,541	842
23	Capital charge for switch between trading book and banking book
24	Operational risk	80,345	80,345	77,558	6,428
25	Amounts below thresholds for deduction (250% risk weight)[7]	11,402	11,335	11,365	912
26	Floor adjustment[8]	0	0	0	0
27	Total	262,135	267,556	263,747	20,971

1 Calculated based on 8% of RWA.    2 Includes non-counterparty-related risk not subject to the threshold deduction treatment (30 June 2019: RWA USD 12,912 million; 31 March 2019: RWA USD 12,779 million; 31 December 2018: RWA USD 9,514 million). Non-counterparty-related risk (30 June 2019: RWA USD 8,853 million; 31 March 2019: RWA USD 8,747 million; 31 December 2018: RWA USD 8,782 million), which is subject to the threshold treatment, is reported in line 25 “Amounts below thresholds for deduction (250% risk weight).”    3 Excludes settlement risk, which is separately reported in line 15 “Settlement risk.” Includes RWA with central counterparties. A new regulation for the calculation of RWA for exposure to central counterparties will be implemented by 1 January 2020. The split between the subcomponents of counterparty credit risk refers to the calculation of the exposure measure.    4 Calculated in accordance with the current exposure method (CEM), until SA-CCR is implemented by 1 January 2020.    5 Includes investments in funds. Items subject to threshold deduction treatments that do not exceed their respective threshold are risk weighted at 250% (30 June 2019: RWA USD 2,548 million; 31 March 2019: RWA USD 2,588 million; 31 December 2018: RWA USD 2,583 million) and are separately included in line 25 “Amounts below thresholds for deduction (250% risk weight).”    6 A new regulation for the calculation of RWA for investments in funds will be implemented by 1 January 2020.    7 Includes items subject to threshold deduction treatments that do not exceed their respective threshold and risk weighted at 250%. Items subject to threshold deduction treatments are significant investments in common shares of non-consolidated financial institutions (banks, insurance and other financial entities) and deferred tax assets arising from temporary differences, both of which are measured against their respective threshold.    8 No floor effect, as 80% of our Basel I RWA including the RWA equivalent of the Basel I capital deductions do not exceed our Basel III RWA including the RWA equivalent of the Basel III capital deductions. For the status of the finalization of the Basel III capital framework, refer to the “Regulatory and legal developments” section of our Annual Report 2018, available under “Annual reporting” at www.ubs.com/investors, which outlines how the proposed floor calculation would differ in significant aspects from the current approach.

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UBS Group AG

The table below is provided on a voluntary basis to complement other disclosures provided, is aligned with the principles applied in the OV1 table shown above and presents the net exposure at default (EAD) and RWA by risk type and FINMA-defined asset class, which forms the basis for the calculation of RWA. These exposures are further subdivided into standardized approaches and advanced internal ratings-based (A-IRB) or model-based approaches. For credit risk, the classification defines the method used to derive the risk weight factors, through either internal ratings (A-IRB) or external ratings (standardized approach). The split between standardized approaches and A-IRB or model-based approaches for counterparty credit risk refers to the exposure measure, whereas the split in templates CCR3 and CCR4 refers to the risk-weighting approach. Market and operational risk RWA, excluding securitization and re-securitization in the trading book, are derived using model calculations and are therefore included in the model-based approach columns.

The table below provides references to sections in this report containing more information about the specific topics.

Regulatory exposures and risk-weighted assets
30.6.19
	A-IRB / model-based approaches			Standardized approaches[2]			Total
USD million	Net EAD	RWA	Section or table reference	Net EAD	RWA	Section or table reference	Net EAD	RWA
Credit risk (excluding counterparty credit risk)	529,925	86,703	3	49,922	28,287	3	579,847	114,991
Central governments and central banks	140,098	3,064	CR6, CR7	11,017	885	CR4, CR5	151,115	3,949
Banks and securities dealers	15,953	4,762	CR6, CR7	5,132	1,172	CR4, CR5	21,086	5,934
Public-sector entities, multilateral development banks	6,822	817	CR6, CR7	949	278	CR4, CR5	7,771	1,095
Corporates: specialized lending	23,511	11,798	CR6, CR7			CR4, CR5	23,511	11,798
Corporates: other lending	52,992	29,669	CR6, CR7	6,080	4,864	CR4, CR5	59,073	34,533
Central counterparties				376	14		376	14
Retail	290,548	36,593	CR6, CR7	12,367	8,162	CR4, CR5	302,914	44,755
Residential mortgages	145,852	27,678		6,662	2,860		152,514	30,538
Qualifying revolving retail exposures (QRRE)	1,836	647					1,836	647
Other retail[1]	142,860	8,269		5,705	5,302		148,565	13,571
Non-counterparty-related risk				14,001	12,912	CR4, CR5	14,001	12,912
Property, equipment and software				12,645	12,645		12,645	12,645
Other				1,356	267		1,356	267
Counterparty credit risk[2]	84,322	25,587	4	82,687	11,900	4	167,009	37,487
Central governments and central banks	7,144	747	CCR3, CCR4	3,460	106	CCR3, CCR4	10,604	853
Banks and securities dealers	17,067	5,077	CCR3, CCR4	3,014	835	CCR3, CCR4	20,081	5,911
Public-sector entities, multilateral development banks	1,839	345	CCR3, CCR4	504	23	CCR3, CCR4	2,344	368
Corporates incl. specialized lending	42,391	19,023	CCR3, CCR4	20,343	8,761	CCR3, CCR4	62,734	27,784
Central counterparties	15,881	396		49,149	1,621		65,031	2,017
Retail				6,216	554	CCR3, CCR4	6,216	554
Credit valuation adjustment (CVA)		1,106	4, CCR2		1,447	4, CCR2		2,553
Equity positions in the banking book (CR)	788	3,302	3, CR10				788	3,302
Settlement risk	30	74		167	340		197	415
Securitization exposure in the banking book				203	664	5	203	664
Market risk		10,526	6	720	452	5, 6	720	10,977
Value-at-risk (VaR)		1,439	MR2					1,439
Stressed value-at risk (SVaR)		3,448	MR2					3,448
Add-on for risks-not-in-VaR (RniV)		4,114	MR2					4,114
Incremental risk charge (IRC)		1,524	MR2					1,524
Comprehensive risk measure (CRM)[3]								0
Securitization / re-securitization in the trading book				720	452	MR1	720	452
Operational risk		80,345						80,345
Amounts below thresholds for deduction (250% risk weight)	1,019	2,548		3,541	8,853		4,560	11,402
Deferred tax assets				3,541	8,853		3,541	8,853
Significant investments in non-consolidated financial institutions	1,019	2,548					1,019	2,548
Total	616,084	210,191		137,240	51,944		753,324	262,135

Regulatory exposures and risk-weighted assets (continued)
31.12.18
	A-IRB / model-based approaches			Standardized approaches[2]			Total
USD million	Net EAD	RWA	Section or table reference	Net EAD	RWA	Section or table reference	Net EAD	RWA
Credit risk (excluding counterparty credit risk)	533,587	87,019	3	56,467	25,972	3	590,054	112,990
Central governments and central banks	139,632	2,537	CR6, CR7	17,854	748	CR4, CR5	157,485	3,285
Banks and securities dealers	15,454	5,272	CR6, CR7	7,456	1,842	CR4, CR5	22,910	7,114
Public-sector entities, multilateral development banks	8,093	769	CR6, CR7	1,232	349	CR4, CR5	9,324	1,118
Corporates: specialized lending	22,858	12,156	CR6, CR7			CR4, CR5	22,858	12,156
Corporates: other lending	60,639	30,588	CR6, CR7	6,467	5,010	CR4, CR5	67,106	35,599
Central counterparties				284	27		284	27
Retail	286,912	35,697	CR6, CR7	12,650	8,481	CR4, CR5	299,562	44,178
Residential mortgages	142,413	26,696		6,685	2,884		149,098	29,580
Qualifying revolving retail exposures (QRRE)	1,772	624					1,772	624
Other retail[1]	142,726	8,377		5,966	5,597		148,692	13,974
Non-counterparty-related risk				10,524	9,514	CR4, CR5	10,524	9,514
Property, equipment and software				9,305	9,305		9,305	9,305
Other				1,219	209		1,219	209
Counterparty credit risk[2]	83,202	22,660	4	85,179	11,622	4	168,381	34,282
Central governments and central banks	6,068	693	CCR3, CCR4	2,997	353	CCR3, CCR4	9,065	1,046
Banks and securities dealers	16,843	5,118	CCR3, CCR4	3,166	955	CCR3, CCR4	20,009	6,073
Public-sector entities, multilateral development banks	1,988	249	CCR3, CCR4	670	39	CCR3, CCR4	2,658	288
Corporates incl. specialized lending	41,673	16,253	CCR3, CCR4	16,850	7,849	CCR3, CCR4	58,522	24,102
Central counterparties	16,630	346		51,139	1,795		67,769	2,142
Retail				10,358	631	CCR3, CCR4	10,358	631
Credit valuation adjustment (CVA)		1,479	4, CCR2		1,338	4, CCR2		2,816
Equity positions in the banking book (CR)	879	3,658	3, CR10				879	3,658
Settlement risk	58	89		222	285		280	375
Securitization exposure in the banking book				213	709	5	213	709
Market risk		19,541	6	500	452	5, 6	500	19,992
Value-at-risk (VaR)		2,454	MR2					2,454
Stressed value-at risk (SVaR)		5,866	MR2					5,866
Add-on for risks-not-in-VaR (RniV)		8,915	MR2					8,915
Incremental risk charge (IRC)		2,299	MR2					2,299
Comprehensive risk measure (CRM)		7						7
Securitization / re-securitization in the trading book				500	452	MR1	500	452
Operational risk		77,558						77,558
Amounts below thresholds for deduction (250% risk weight)	975	2,583		3,513	8,782		4,487	11,365
Deferred tax assets				3,513	8,782		3,513	8,782
Significant investments in non-consolidated financial institutions	975	2,583					975	2,583
Total	618,701	214,587		146,094	49,159		764,795	263,747

1 Consists primarily of Lombard lending, which represents loans made against the pledge of eligible marketable securities or cash, as well as exposures to small businesses, private clients and other retail customers without mortgage financing.    2 The split between A-IRB / model-based approaches and standardized approaches for counterparty credit risk refers to the exposure measure, whereas the split in CCR3 and CCR4 refers to the risk weight approach. As of 30 June 2019, USD 95,241 million of EAD (31 December 2018: USD 93,933 million) was subject to the A-IRB approach, and USD 6,737 million of EAD (31 December 2018: USD 6,679 million) was subject to the standardized approach.    3 As of 30 June 2019, the CRM-based capital requirement is not applicable to us, as we no longer held eligible correlation trading positions.

UBS Group AG

Section 3  Credit risk

Introduction

This section provides information about the exposures subject to the Basel III credit risk framework, as presented in the “Regulatory exposures and risk-weighted assets” table on pages 10–11  of this report. Information about counterparty credit risk is reflected in the “Counterparty credit risk” section on pages 24–30 of this report. Securitization positions are reported in the “Securitizations” section on pages 31–35  of this report.

The tables in this section provide details regarding the exposures used to determine the firm’s credit risk-related regulatory capital requirements. The parameters applied under the advanced internal ratings-based (A-IRB) approach are generally based on the same methodologies, data and systems we use for internal credit risk quantification, except where certain treatments are specified by regulatory requirements. These include, for example, the application of regulatory prescribed floors and multipliers, and differences with respect to eligibility criteria and exposure definitions. The exposure information presented in this section may therefore differ from our internal management view disclosed in the “Risk management and control” sections of our quarterly and annual reports. Similarly, the measure of credit risk exposure for regulatory capital also differs from how it is defined under International Financial Reporting Standards (IFRS).

For information about credit risk exposure categories, credit risk management and credit risk mitigation, refer to pages 23–24, 27, 30 and 31–33 of our 31 December 2018 Pillar 3 report, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

Credit quality of assets

Semiannual | The CR1 table below provides a breakdown of loans, debt securities and off-balance sheet exposures into defaulted and non-defaulted exposures. It was revised to additionally include the split of ECL accounting provisions based on the standardized approach and internal ratings-based approach. The CR2 table illustrates changes in stock of defaulted loans, debt securities and off-balance sheet exposures for the first half year of 2019.

For information about the definitions of default and credit-impaired, refer to page 152 of our Annual Report 2018, which is available under “Annual reporting” at www.ubs.com/investors.

More information about the credit risk mitigation techniques related to the defaulted loans and debt securities is provided in the CR3 table on the following page.p

Semiannual |

CR1: Credit quality of assets
		Gross carrying values of:		Allowances / impairments	Of which: ECL accounting provisions for credit losses on SA exposures		Of which: ECL accounting provisions for credit losses on IRB exposures (Stage 1, 2, 3)	Net values
USD million		Defaulted exposures[1]	Non-defaulted exposures		Allocated in regulatory category of Specific (Stage 3 credit-impaired)	Allocated in regulatory category of General (Stage 1 & 2)
30.6.19
1	Loans[2]	2,703	446,046	(902)[3]	(148)	(56)	(698)	447,847
2	Debt securities		67,788					67,788
3	Off-balance sheet exposures	285	332,449	(122)	(1)	(3)	(118)	332,612
4	Total	2,988	846,283	(1,024)[3]	(149)	(60)	(815)	848,247

31.12.18
1	Loans[2]	2,886	460,119	(931)[3]	(124)	(58)	(750)	462,073
2	Debt securities		69,902					69,902
3	Off-balance sheet exposures	383	304,595	(116)	(1)	(1)	(114)	304,863
4	Total	3,269	834,616	(1,047)[3]	(125)	(59)	(864)	836,838

1 Defaulted exposures are in line with credit-impaired exposures (stage 3) under IFRS 9. Refer to Note 10 “Expected credit loss measurement“ of our second quarter 2019 report under “Quarterly reporting” at www.ubs.com/investors for more information about IFRS 9.    2 Loan exposure is reported in line with the Pillar 3 definition. Refer to “Credit risk exposure categories” on page 23 of our 31 December 2018 Pillar 3 report, which is available under “Pillar 3 disclosures” at www.ubs.com/investors for more information about the classification of Loans and Debt securities.    3 Excludes ECL on exposures subject to counterparty credit risk (30 June 2019: USD 5 million; 31 December 2018: USD 4 million).

p

Semiannual |

CR2: Changes in stock of defaulted loans, debt securities and off-balance sheet exposures
USD million		For the half year ended 30.6.19	For the half year ended 31.12.18
1	Defaulted loans, debt securities and off-balance sheet exposures as of the beginning of the half year	3,269	3,215
2	Loans and debt securities that have defaulted since the last reporting period	336	381
3	Returned to non-defaulted status	(205)	(56)
4	Amounts written off	(72)	(172)
5	Other changes	(341)	(99)
6	Defaulted loans, debt securities and off-balance sheet exposures as of the end of the half year	2,988	3,269

p

UBS Group AG

Credit risk mitigation

Semiannual | The table below provides a breakdown of loans and debt securities into unsecured and partially or fully secured exposures, with additional information about security type.

Total carrying amount of loans decreased by USD 14 billion to USD 448 billion in the first half of 2019. This was primarily driven by a decrease in cash and balances at central banks that are unsecured, mainly resulting from client-driven activity that affected funding consumption by the business divisions. In addition, certain collar financing transactions in the Investment Bank were excluded from the carrying amount of loans due to their non-credit bearing nature. The total carrying value of debt securities decreased by USD 2 billion to USD 68 billion, mainly in government bills and bonds in the Investment Bank. p

Semiannual |

CR3: Credit risk mitigation techniques – overview
					Secured portion of exposures partially or fully secured:
USD million		Exposures fully unsecured: carrying amount	Exposures partially or fully secured: carrying amount	Total: carrying amount	Exposures secured by collateral	Exposures secured by financial guarantees	Exposures secured by credit derivatives

30.6.19
1	Loans[2]	134,317	313,530	447,847	302,665	1,174	36
2	Debt securities	67,788		67,788
3	Total	202,104	313,530	515,635	302,665	1,174	36
4	of which: defaulted	342	1,709	2,051	1,137	316

31.12.18
1	Loans[2]	145,458	316,615	462,073	304,900	1,204	38
2	Debt securities	69,902		69,902
3	Total	215,360	316,615	531,975	304,900	1,204	38
4	of which: defaulted	412	1,815	2,227	1,215	320

1 Exposures in this table represent carrying values in accordance with the regulatory scope of consolidation.    2 Loan exposure is reported in line with the Pillar 3 definition. Refer to “Credit risk exposure categories” on page 23 of our 31 December 2018 Pillar 3 report, which is available under “Pillar 3 disclosures” at www.ubs.com/investors for more information about the classification of Loans and Debt securities.

p

Standardized approach – credit risk mitigation

Semiannual | The table below illustrates the effect of credit risk mitigation (CRM) on the calculation of capital requirements under the standardized approach. p

Semiannual |

CR4: Standardized approach – credit risk exposure and credit risk mitigation (CRM) effects
		Exposures before CCF and CRM[1]			Exposures post CCF and CRM			RWA and RWA density
USD million, except where indicated		On-balance sheet amount	Off-balance sheet amount	Total	On-balance sheet amount	Off-balance sheet amount	Total	RWA	RWA density in %

30.6.19
Asset classes[2]
1	Central governments and central banks	11,015		11,015	11,011		11,011	882	8.0
2	Banks and securities dealers	4,415	1,203	5,618	4,412	720	5,132	1,169	22.8
3	Public-sector entities and multilateral development banks	907	323	1,231	890	64	954	281	29.5
4	Corporates	5,975	4,177	10,151	5,892	565	6,457	4,880	75.6
5	Retail	12,428	4,364	16,792	12,235	131	12,367	8,162	66.0
6	Equity
7	Other assets	14,001		14,001	14,001		14,001	12,912	92.2
8	Total	48,741	10,067	58,808	48,442	1,481	49,922	28,287	56.7

31.12.18
Asset classes[2]
1	Central governments and central banks	17,859		17,859	17,851		17,851	746	4.2
2	Banks and securities dealers	6,749	1,179	7,928	6,733	722	7,456	1,842	24.7
3	Public-sector entities and multilateral development banks	1,180	277	1,457	1,179	55	1,235	351	28.4
4	Corporates	6,146	4,523	10,669	6,087	722	6,810	5,058	74.3
5	Retail	12,786	4,230	17,016	12,437	155	12,592	8,461	67.2
6	Equity
7	Other assets	10,524		10,524	10,524		10,524	9,513	90.4
8	Total	55,244	10,208	65,452	54,812	1,655	56,467	25,972	46.0
1 Exposures in this table represent carrying values in accordance with the regulatory scope of consolidation. 2 The CRM effect is reflected on the original asset class.

p

UBS Group AG

IRB approach – credit derivatives used as credit risk mitigation

Semiannual | The probability of default (PD) substitution is only applied in the RWA calculation when the PD of the hedge provider is lower than the PD of the obligor. In addition, default correlation between the obligor and hedge provider is taken into account through the double default approach. Credit derivatives with tranched cover or first-loss protection are recognized through the securitization framework. Refer to the “CCR6: Credit derivatives exposures” table in the “Counterparty credit risk” section on page 30 of this report for notional and fair value information about credit derivatives used as credit risk mitigation. p

Semiannual |

CR7: IRB – effect on RWA of credit derivatives used as CRM techniques[1]
		30.6.19		31.12.18
USD million		Pre-credit derivatives RWA	Actual RWA	Pre-credit derivatives RWA	Actual RWA
1	Central governments and central banks – FIRB
2	Central governments and central banks – AIRB	3,034	3,033	2,502	2,500
3	Banks and securities dealers – FIRB
4	Banks and securities dealers – AIRB	4,755	4,755	5,240	5,240
5	Public-sector entities, multilateral development banks – FIRB
6	Public-sector entities, multilateral development banks – AIRB	823	823	798	798
7	Corporates: Specialized lending – FIRB
8	Corporates: Specialized lending – AIRB	11,835	11,835	12,172	12,172
9	Corporates: Other lending – FIRB
10	Corporates: Other lending – AIRB	30,039	29,794	31,083	30,612
11	Retail: mortgage loans	27,666	27,666	26,696	26,696
12	Retail exposures: qualifying revolving retail (QRRE)	647	647	624	624
13	Retail: other	8,151	8,151	8,377	8,377
14	Equity positions (PD/LGD approach)
15	Total	86,950	86,703	87,493	87,019
1 The CRM effect is reflected on the original asset class.

p

Credit risk under the standardized approach

Semiannual | The standardized approach is generally applied where it is not possible to use the A-IRB approach. The table below illustrates the exposures by asset classes and the risk weights applied. p

Semiannual |

CR5: Standardized approach – exposures by asset classes and risk weights
USD million
Risk weight		0%	10%	20%	35%	50%	75%	100%	150%	Others	Total credit exposures amount (post CCF and CRM)

30.6.19
Asset classes
1	Central governments and central banks	9,924		226		53		813			11,017
2	Banks and securities dealers			4,655		471		6			5,132
3	Public-sector entities and multilateral development banks	161		528		174		85			949
4	Corporates			1,826		147	185	4,297	2		6,457
5	Retail				5,805	36	1,763	4,707	55		12,367
6	Equity
7	Other assets	1,089						12,912			14,001
8	Total	11,174		7,235	5,805	881	1,948	22,821	58		49,922
9	of which: mortgage loans				5,805		115	742			6,662
10	of which: past due[1]							86			86

31.12.18
Asset classes
1	Central governments and central banks	17,061		42		24		727			17,854
2	Banks and securities dealers			6,259		1,192		4	0		7,456
3	Public-sector entities and multilateral development banks	101		771		330		30	0		1,232
4	Corporates			1,961		138	266	4,385	2		6,751
5	Retail				5,809		1,811	4,910	120		12,650
6	Equity
7	Other assets	1,010						9,513			10,524
8	Total	18,172		9,033	5,809	1,684	2,077	19,570	122		56,467
9	of which: mortgage loans				5,809		97	778			6,685
10	of which: past due[1]							112			112
1 Includes mortgage loans.

p

Credit risk under internal ratings-based approaches

Semiannual | The tables in this sub-section provide information about credit risk exposures under the A-IRB approach, including the main parameters used in A-IRB models for the calculation of capital requirements, presented by portfolio and PD range.

Under the A-IRB approach, the required capital for credit risk is quantified through empirical models that we have developed to estimate the PD, loss given default (LGD), exposure at default (EAD) and other parameters, subject to FINMA approval. The proportion of EAD covered by either the standardized or the
A-IRB approach is provided in the “Regulatory exposures and risk-weighted assets” table on pages 10–11 of this report.

The CR6 table on the following pages provides a breakdown of the key parameters used for the calculation of capital requirements under the A-IRB approach, shown by PD range across FINMA-defined asset classes.

As of 30 June 2019, exposures before the application of the credit conversion factors (CCFs) increased by USD 6 billion to
USD 780 billion. Off-balance sheet exposures increased on a net basis by USD 10 billion, almost entirely in Global Wealth Management, due to a business-driven increase in unutilized credit lines in the asset class "Retail: other retail". On-balance sheet exposures decreased on a net basis by USD 4 billion, mainly relating to the Investment Bank in the asset class "Corporates: other lending", predominantly driven by the exclusion of certain collar financing transactions in the amount of USD 8 billion due to their non-credit bearing nature. This decrease was partly offset by increases in the asset class "Residential mortgages' in Global Wealth Management and Personal & Corporate Banking.

Information about credit risk risk-weighted assets (RWA) for the first quarter of 2019, including details of movements in RWA, is provided on pages 9–10 of our 31 March 2019 Pillar 3 report, which is available under “Pillar 3 disclosures” at www.ubs.com/investors  and for the second quarter of 2019 on page 23 of this report. p

UBS Group AG

Semiannual |

CR6: IRB – Credit risk exposures by portfolio and PD range
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[1]

Central governments and central banks as of 30.6.19
0.00 to <0.15	139,976	187	140,163	50.6	140,066	0.0	0.1	41.1	1.0	3,030	2.2	4
0.15 to <0.25	0	0	0	0.0	0	0.2	<0.1	64.1	1.0	0	40.6	0
0.25 to <0.50	1	0	1	0.0	1	0.3	<0.1	54.5	1.0	1	53.7	0
0.50 to <0.75	5	0	5	0.0	5	0.7	<0.1	52.9	1.1	4	77.5	0
0.75 to <2.50	1	0	1	55.0	1	1.1	<0.1	37.3	2.7	1	101.6	0
2.50 to <10.00	0	4	4	56.3	2	3.6	<0.1	56.4	2.4	4	166.2	0
10.00 to <100.00	0	0	0	9.8	0	13.9	<0.1	44.9	1.0	0	211.4	0
100.00 (default)	13	37	51	55.0	23	100.0	<0.1			25	106.0	10
Subtotal	139,996	228	140,224	51.4	140,098	0.0	0.1	41.1	1.0	3,064	2.2	14	12

Central governments and central banks as of 31.12.18
0.00 to <0.15	139,551	19	139,570	46.7	139,558	0.0	0.1	29.1	1.0	2,474	1.8	3
0.15 to <0.25	0	0	0	0.0	0	0.2	<0.1	55.2	1.0	0	34.7	0
0.25 to <0.50	3	0	3	9.8	3	0.3	<0.1	54.9	1.0	1	54.2	0
0.50 to <0.75	9	0	9	0.0	9	0.7	<0.1	97.9	1.1	13	143.1	0
0.75 to <2.50	2	0	2	55.0	1	1.0	<0.1	38.3	2.6	1	101.5	0
2.50 to <10.00	4	12	15	52.1	10	3.6	<0.1	54.3	2.7	16	162.2	0
10.00 to <100.00	28	0	28	9.8	28	13.9	<0.1	5.0	1.0	8	27.1	0
100.00 (default)	13	37	50	55.0	23	100.0	<0.1			25	106.0	10
Subtotal	139,609	68	139,676	52.2	139,632	0.0	0.2	29.1	1.0	2,537	1.8	14	11

Banks and securities dealers as of 30.6.19
0.00 to <0.15	12,528	1,769	14,296	53.9	13,516	0.0	0.5	41.7	1.1	2,355	17.4	6
0.15 to <0.25	836	545	1,381	39.1	670	0.2	0.3	54.9	1.3	345	51.5	1
0.25 to <0.50	559	452	1,011	49.4	663	0.4	0.2	62.1	1.0	541	81.6	2
0.50 to <0.75	316	206	522	40.7	354	0.6	0.1	51.3	1.1	307	86.7	1
0.75 to <2.50	539	268	807	27.7	484	1.4	0.2	61.5	0.9	724	149.5	4
2.50 to <10.00	244	269	513	43.4	264	5.1	0.2	51.4	1.0	488	184.7	6
10.00 to <100.00	0	4	4	29.5	1	17.0	<0.1	12.2	1.2	1	67.9	0
100.00 (default)
Subtotal	15,022	3,513	18,535	47.4	15,953	0.2	1.5	44.1	1.1	4,762	29.8	20	8

Banks and securities dealers as of 31.12.18
0.00 to <0.15	11,855	1,805	13,659	54.1	12,639	0.1	0.5	43.0	1.1	2,433	19.2	4
0.15 to <0.25	1,011	458	1,469	45.8	793	0.2	0.3	49.3	1.3	364	45.9	1
0.25 to <0.50	454	391	845	51.9	570	0.4	0.2	61.8	1.1	455	79.8	1
0.50 to <0.75	167	263	430	42.4	221	0.6	0.1	62.9	1.1	243	110.0	1
0.75 to <2.50	974	304	1,278	45.9	866	1.7	0.2	48.3	1.4	1,098	126.8	7
2.50 to <10.00	320	388	708	44.6	363	4.7	0.2	52.5	1.0	674	185.5	9
10.00 to <100.00	0	12	12	28.0	3	15.9	<0.1	32.5	1.0	5	165.1	0
100.00 (default)
Subtotal	14,780	3,621	18,401	50.0	15,454	0.3	1.5	44.8	1.1	5,272	34.1	22	7

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[1]

Public-sector entities, multilateral development banks as of 30.6.19
0.00 to <0.15	5,615	918	6,533	19.1	5,808	0.0	0.4	35.6	1.2	514	8.9	1
0.15 to <0.25	308	165	473	12.5	328	0.2	0.2	31.1	2.6	87	26.4	0
0.25 to <0.50	559	336	896	22.0	633	0.3	0.2	26.6	2.6	192	30.4	1
0.50 to <0.75	36	3	39	14.0	37	0.6	<0.1	28.8	3.1	18	48.5	0
0.75 to <2.50	1	3	3	96.9	3	1.0	<0.1	11.3	1.1	1	18.7	0
2.50 to <10.00	26	14	40	54.9	9	2.9	<0.1	5.5	5.0	1	16.1	0
10.00 to <100.00
100.00 (default)	4	0	4	0.0	4	100.0	<0.1			4	106.0	0
Subtotal	6,549	1,439	7,988	19.5	6,822	0.1	0.8	34.4	1.4	817	12.0	1	1

Public-sector entities, multilateral development banks as of 31.12.18
0.00 to <0.15	6,816	909	7,725	19.2	6,990	0.0	0.4	37.2	1.1	433	6.2	1
0.15 to <0.25	350	221	571	12.0	377	0.2	0.2	29.9	2.6	99	26.4	0
0.25 to <0.50	581	332	913	24.3	662	0.3	0.2	27.4	2.7	210	31.7	1
0.50 to <0.75	44	1	44	27.6	44	0.6	<0.1	31.7	3.0	23	51.9	0
0.75 to <2.50	1	3	5	90.4	4	1.1	<0.1	17.8	1.1	1	28.1	0
2.50 to <10.00	5	20	25	53.3	16	2.8	<0.1	5.5	4.9	3	17.0	0
10.00 to <100.00
100.00 (default)
Subtotal	7,797	1,487	9,284	19.9	8,093	0.1	0.8	36.0	1.3	769	9.5	2	1

Corporates: specialized lending as of 30.6.19
0.00 to <0.15	2,122	540	2,662	68.2	2,490	0.1	0.5	12.9	2.1	168	6.8	0
0.15 to <0.25	1,027	180	1,207	79.9	1,171	0.2	0.3	17.7	2.0	197	16.8	0
0.25 to <0.50	3,709	2,145	5,854	32.3	4,365	0.4	0.6	27.8	1.9	1,435	32.9	4
0.50 to <0.75	4,605	3,061	7,667	28.8	5,427	0.6	0.6	30.8	1.6	2,568	47.3	11
0.75 to <2.50	7,814	2,534	10,348	36.9	8,749	1.4	1.5	32.6	1.6	5,972	68.3	39
2.50 to <10.00	1,089	246	1,336	56.0	1,226	3.4	0.3	39.5	1.5	1,371	111.8	16
10.00 to <100.00
100.00 (default)	177	13	190	18.9	82	100.0	0.1			87	106.0	97
Subtotal	20,544	8,720	29,264	36.3	23,511	1.3	3.8	28.9	1.7	11,798	50.2	169	113

Corporates: specialized lending as of 31.12.18
0.00 to <0.15	1,853	327	2,180	71.4	2,087	0.1	0.4	13.5	1.9	137	6.6	0
0.15 to <0.25	994	161	1,155	77.4	1,118	0.2	0.3	18.3	1.9	190	17.0	0
0.25 to <0.50	3,712	2,006	5,718	40.3	4,496	0.4	0.6	30.9	1.8	1,627	36.2	5
0.50 to <0.75	4,446	2,875	7,321	34.0	5,360	0.6	0.6	32.1	1.6	2,643	49.3	11
0.75 to <2.50	7,379	2,467	9,846	36.0	8,266	1.3	1.5	33.7	1.6	5,819	70.4	38
2.50 to <10.00	1,195	289	1,483	64.4	1,381	3.3	0.4	40.5	1.7	1,581	114.5	18
10.00 to <100.00
100.00 (default)	232	46	278	53.5	150	100.0	0.1			159	106.0	107
Subtotal	19,810	8,171	27,981	39.7	22,858	1.6	3.8	30.6	1.7	12,156	53.2	180	121

UBS Group AG

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[1]

Corporates: other lending as of 30.6.19
0.00 to <0.15	15,564	20,154	35,718	37.6	18,265	0.0	3.9	37.9	1.7	3,777	20.7	25
0.15 to <0.25	4,176	5,345	9,521	39.3	5,573	0.2	1.7	34.0	2.4	2,173	39.0	3
0.25 to <0.50	3,207	4,024	7,231	39.8	4,776	0.4	2.5	34.4	2.3	2,626	55.0	6
0.50 to <0.75	3,733	2,418	6,151	40.4	4,814	0.6	2.6	33.6	1.9	2,959	61.5	10
0.75 to <2.50	8,838	5,029	13,867	44.4	11,167	1.4	11.2	29.3	2.1	7,502	67.2	44
2.50 to <10.00	4,015	7,707	11,722	40.0	7,107	4.0	4.8	31.3	2.3	9,301	130.9	87
10.00 to <100.00	259	326	584	55.5	439	15.5	0.1	14.7	1.8	434	98.8	8
100.00 (default)	1,074	186	1,260	42.5	851	100.0	0.7			898	106.0	376
Subtotal	40,865	45,188	86,054	39.5	52,992	2.7	27.4	33.9	2.0	29,669	56.0	560	521

Corporates: other lending as of 31.12.18
0.00 to <0.15	18,566	21,196	39,763	37.4	20,917	0.0	3.9	36.7	1.8	5,157	24.7	8
0.15 to <0.25	4,347	6,500	10,847	37.4	6,099	0.2	1.6	33.4	2.4	2,417	39.6	4
0.25 to <0.50	3,604	4,593	8,197	40.3	5,328	0.4	2.5	30.2	2.2	2,612	49.0	6
0.50 to <0.75	3,111	2,516	5,627	43.6	4,204	0.6	2.6	37.8	1.8	2,906	69.1	10
0.75 to <2.50	7,481	6,155	13,637	41.2	10,142	1.4	11.4	26.4	2.3	5,980	59.0	38
2.50 to <10.00	9,116	7,861	16,977	39.3	12,321	3.4	4.8	18.1	2.2	9,783	79.4	85
10.00 to <100.00	297	285	582	52.8	449	15.3	0.1	16.7	2.0	484	107.8	9
100.00 (default)	1,385	409	1,794	41.5	1,178	100.0	0.7			1,249	106.0	385
Subtotal	47,908	49,516	97,424	38.9	60,639	3.1	27.5	30.1	2.1	30,588	50.4	546	533

Retail: residential mortgages as of 30.6.19
0.00 to <0.15	63,360	1,448	64,808	58.1	64,200	0.1	129.9	19.0		2,602	4.1	11
0.15 to <0.25	13,740	307	14,047	71.8	13,961	0.2	21.0	22.9		1,260	9.0	6
0.25 to <0.50	21,020	549	21,569	76.4	21,439	0.4	28.2	23.8		3,150	14.7	18
0.50 to <0.75	13,774	396	14,170	82.2	14,100	0.6	15.7	24.3		3,236	22.9	22
0.75 to <2.50	21,465	1,350	22,815	74.3	22,468	1.3	28.1	27.6		9,574	42.6	84
2.50 to <10.00	7,816	312	8,128	80.2	8,066	4.4	9.8	24.4		5,947	73.7	85
10.00 to <100.00	882	22	904	84.2	901	15.6	1.2	24.4		1,148	127.4	34
100.00 (default)	739	7	746	38.9	717	100.0	1.1			760	106.0	24
Subtotal	142,796	4,392	147,188	70.1	145,852	1.2	235.0	22.3		27,678	19.0	283	123

Retail: residential mortgages as of 31.12.18
0.00 to <0.15	62,193	1,272	63,465	56.8	62,916	0.1	129.5	19.4		2,460	3.9	10
0.15 to <0.25	13,409	229	13,638	69.0	13,567	0.2	20.7	23.3		1,186	8.7	6
0.25 to <0.50	20,155	479	20,634	81.1	20,544	0.4	27.8	24.2		2,955	14.4	18
0.50 to <0.75	13,276	425	13,701	87.8	13,649	0.6	15.4	24.5		3,063	22.4	21
0.75 to <2.50	21,252	1,318	22,570	77.9	22,278	1.3	27.1	28.3		9,433	42.3	85
2.50 to <10.00	7,608	260	7,868	83.5	7,825	4.3	10.2	25.1		5,715	73.0	85
10.00 to <100.00	912	25	937	84.2	933	15.3	1.2	24.4		1,140	122.2	35
100.00 (default)	723	5	729	68.8	702	100.0	1.1			744	106.0	25
Subtotal	139,529	4,013	143,542	72.5	142,413	1.2	232.8	22.7		26,696	18.7	286	151

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[1]

Retail: qualifying revolving retail exposures (QRRE) as of 30.6.19[2]
0.00 to <0.15
0.15 to <0.25
0.25 to <0.50
0.50 to <0.75
0.75 to <2.50	108	364	472		150	1.7	36.5	47.0		42	28.0	1
2.50 to <10.00	1,205	5,534	6,740		1,669	2.7	913.1	42.0		587	35.2	18
10.00 to <100.00
100.00 (default)	28	0	28		17	100.0	23.0			18	106.0	12
Subtotal	1,342	5,898	7,240		1,836	3.5	972.6	42.0		647	35.2	31	26

Retail: qualifying revolving retail exposures (QRRE) as of 31.12.18[2]
0.00 to <0.15
0.15 to <0.25
0.25 to <0.50
0.50 to <0.75
0.75 to <2.50	103	348	450		142	1.7	34.6	47.0		40	28.0	1
2.50 to <10.00	1,166	5,213	6,378		1,614	2.7	860.5	42.0		568	35.2	18
10.00 to <100.00
100.00 (default)	26	0	26		16	100.0	21.4			17	106.0	11
Subtotal	1,294	5,560	6,855		1,772	3.5	916.5	42.0		624	35.2	29	24

UBS Group AG

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[1]

Retail: other retail as of 30.6.19
0.00 to <0.15	105,756	214,575	320,331	12.7	132,852	0.0	194.1	30.6		5,467	4.1	17
0.15 to <0.25	2,106	3,678	5,784	16.4	2,709	0.2	5.8	29.1		302	11.2	1
0.25 to <0.50	1,373	2,070	3,443	16.3	1,709	0.4	2.6	29.7		314	18.4	2
0.50 to <0.75	1,294	2,312	3,606	11.6	1,563	0.6	1.8	29.6		545	34.9	3
0.75 to <2.50	2,128	7,275	9,403	14.2	3,160	1.1	44.9	31.0		1,131	35.8	11
2.50 to <10.00	551	645	1,196	20.9	685	4.0	1.8	33.9		401	58.6	9
10.00 to <100.00	158	46	204	19.6	167	15.5	0.5	26.6		93	55.8	7
100.00 (default)	19	1	19	38.0	14	100.0	<0.1			15	106.0	5
Subtotal	113,385	230,601	343,986	12.8	142,860	0.1	251.4	30.6		8,269	5.8	54	11

Retail: other retail as of 31.12.18
0.00 to <0.15	104,165	202,715	306,881	13.4	131,207	0.0	195.3	30.7		5,404	4.1	17
0.15 to <0.25	2,718	4,373	7,091	14.7	3,361	0.2	6.2	26.3		340	10.1	2
0.25 to <0.50	2,256	2,434	4,690	12.8	2,567	0.4	2.6	32.1		508	19.8	3
0.50 to <0.75	1,283	1,519	2,803	12.6	1,474	0.6	1.8	28.7		527	35.8	3
0.75 to <2.50	2,193	6,013	8,207	14.4	3,140	1.1	48.1	29.4		1,080	34.4	10
2.50 to <10.00	680	850	1,530	12.1	782	4.2	1.5	31.9		390	49.8	10
10.00 to <100.00	156	89	245	18.9	173	16.4	0.7	28.1		104	60.2	8
100.00 (default)	27	8	34	2.1	22	100.0	<0.1			23	106.0	5
Subtotal	113,478	218,002	331,480	13.4	142,726	0.1	256.2	30.6		8,377	5.9	57	16

Total 30.6.19	480,500	299,979	780,479	18.6	529,925	0.7	1,492.5	31.8	1.3[3]	86,703	16.4	1,133	815
Total 31.12.18	484,205	290,438	774,644	19.6	533,587	0.8	1,439.3	28.6	1.4[3]	87,019	16.3	1,135	864

1 In line with the Pillar 3 guidance, provisions are only provided for the subtotals by asset class.    2 For the calculation of column “EAD post-CCF and post-CRM,” a balance factor approach is used instead of a CCF approach. The EAD is calculated by multiplying the on-balance sheet exposure with a fixed factor of 1.4.   3 Retail asset classes are excluded from the average maturity as they are not subject to maturity treatment.

p

Credit risk RWA development in the second quarter of 2019

Quarterly | The CR8 table below provides a breakdown of the credit risk RWA movements in the second quarter of 2019 across movement categories defined by the Basel Committee on Banking Supervision (BCBS). These categories are described on page 45 of our 31 December 2018 Pillar 3 report, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

Credit risk RWA under the advanced internal ratings-based
(A-IRB) approach decreased by USD 2.7 billion to USD 86.7 billion as of 30 June 2019.

The RWA decrease from asset size movements of USD 1.5 billion was mainly driven by decreases in loan exposures, margin loans and unutilized credit facilities in the Investment Bank’s Corporate Client Solutions business.

The RWA decrease of USD 1 billion from asset quality was primarily driven by improved probability of default (PD) and loss given default (LGD) distribution across Swiss residential mortgages and income-producing real estate exposures in Personal & Corporate Banking and Global Wealth Management.

Methodology and policy changes reduced RWA by USD 2.1 billion, predominantly driven by the exclusion of certain collar financing transactions in the Investment Bank from credit risk RWA due to their non-credit bearing nature.

The aforementioned decreases were partly offset by a USD 0.5 billion increase in RWA from model updates, driven by the continued phasing-in of RWA increases related to probability of default (PD) and loss given default (LGD) changes from the implementation of revised models for Swiss residential mortgages, affecting Personal & Corporate Banking and Global Wealth Management. p

Quarterly |

CR8: RWA flow statements of credit risk exposures under IRB
USD million		For the quarter ended 30.6.19	For the quarter ended 31.3.19
1	RWA as of the beginning of the quarter	89,448	87,019
2	Asset size	(1,454)	3,212
3	Asset quality	(989)	(70)
4	Model updates	520	430
5	Methodology and policy	(2,119)	(102)
6	Acquisitions and disposals	(53)	0
7	Foreign exchange movements	976	(667)
8	Other	375	(374)
9	RWA as of the end of the quarter	86,703	89,448

p

Equity exposures

Semiannual | The table below provides information about our equity exposures under the simple risk weight method. p

Semiannual |

CR10: IRB (equities under the simple risk-weight method)[1]
USD million, except where indicated	On-balance sheet amount	Off-balance sheet amount	Risk weight in %[2]	Exposure amount[3]	RWA[2]

30.6.19
Exchange-traded equity exposures	50		300	37	119
Other equity exposures	999		400	751	3,182
Total	1,049			788	3,302

31.12.18
Exchange-traded equity exposures	66		300	65	208
Other equity exposures	1,122		400	814	3,450
Total	1,188			879	3,658

1 This table excludes significant investments in the common shares of non-consolidated financial institutions (banks, insurance and other financial entities) that are subject to the threshold treatment and risk weighted at 250%.    2 RWA are calculated post-application of the A-IRB multiplier of 6%, therefore the respective risk weight is higher than 300% and 400%.    3 The exposure amount for equities in the banking book is based on the net position.

p

UBS Group AG

Section 4  Counterparty credit risk

Counterparty credit risk (CCR) arises from over-the-counter and exchange-traded derivatives, securities financing transactions (SFTs) and long settlement transactions. Within traded products we determine the regulatory credit exposure on the majority of our derivatives portfolio by applying the effective expected positive exposure (EEPE) and stressed expected positive exposure methods as defined in the Basel III framework. For the rest of the portfolio we apply the current exposure method (CEM) based on the replacement value of derivatives in combination with a regulatory prescribed add-on. For the majority of SFTs we determine the regulatory credit exposure using the close-out period approach.

Counterparty credit risk RWA

Quarterly | This sub-section consists of disclosures regarding the quarterly credit risk risk-weighted assets (RWA) development. p

Counterparty credit risk RWA development in the second quarter of 2019

Quarterly | The CCR7 table below provides a breakdown of the CCR RWA movements in the second quarter of 2019 across the movement categories defined by the Basel Committee on Banking Supervision (BCBS). These categories are described on page 45 of our 31 December 2018 Pillar 3 report, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

CCR RWA under the internal model method (IMM) increased by USD 0.8 billion during the second quarter of 2019, primarily due to mark-to-market effects on derivatives held and higher embedded spreads on new trades compared with those rolling off in our Foreign Exchange, Rates and Credit business in the Investment Bank.

CCR RWA under the VaR decreased by USD 0.4 billion to USD 5.5 billion, primarily reflecting lower sourcing requirements for non-cash collateral within Group Treasury. p

Quarterly |

CCR7: RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk (VaR)
		For the quarter ended 30.6.19			For the quarter ended 31.3.19
		Derivatives	SFTs	Total	Derivatives	SFTs	Total
USD million		Subject to IMM	Subject to VaR		Subject to IMM	Subject to VaR
1	RWA as of the beginning of the quarter	19,371	5,889	25,260	17,624	5,036	22,660
2	Asset size	727	(603)	124	1,147	900	2,047
3	Credit quality of counterparties	9	(85)	(76)	15	(189)	(174)
4	Model updates	0	0	0	0	0	0
5	Methodology and policy	0	244	244	621	150	771
5a	of which: regulatory add-ons	0	0	0	450	150	600
6	Acquisitions and disposals	0	0	0	0	0	0
7	Foreign exchange movements	26	9	35	(36)	(8)	(44)
8	Other	0	0	0	0	0	0
9	RWA as of the end of the quarter	20,133	5,453	25,587	19,371	5,889	25,260

p

Counterparty credit risk exposure

Semiannual | This sub-section provides information about our CCR exposures, credit valuation adjustment (CVA) capital charge and credit derivatives exposures. This sub-section excludes CCR exposures to central counterparties; CVA is separately covered in the CCR2 table.

Exposure at default (EAD) post credit risk mitigation (CRM) related to CCR increased by USD 1.4 billion to USD 102.0 billion and RWA increased by USD 3.3 billion to USD 35.5 billion as of 30 June 2019. EAD post CRM on derivative exposures decreased by USD 3.4 billion, primarily reflecting lower levels of client activity in Global Wealth Management, partly offset by higher levels of client activity in the Investment Bank. As the decrease in derivative exposures in Global Wealth Management was driven by obligors with favorable credit ratings, the effect on RWA was limited. RWA for derivatives increased by USD 3.1 billion in the first half of 2019 as a result of an increase in expected positive exposure (EEPE) from the Investment Bank and a regulatory add-on of USD 0.6 billion for certain portfolios in Corporate Center awaiting the development of a formalized rating tool. p

Semiannual |

CCR1: Analysis of counterparty credit risk (CCR) exposure by approach
USD million, except where indicated		Replacement cost	Potential future exposure	EEPE	Alpha used for computing regulatory EAD	EAD post-CRM	RWA

30.6.19
1	SA-CCR (for derivatives)[1]	5,767[2]	6,723		1.0[1]	12,490	4,297
2	Internal model method (for derivatives)			26,468	1.6	42,349	19,874
3	Simple approach for credit risk mitigation (for SFTs)
4	Comprehensive approach for credit risk mitigation (for SFTs)					21,048	5,982
5	VaR (for SFTs)					26,091	5,317
6	Total					101,978	35,470

31.12.18
1	SA-CCR (for derivatives)[1]	8,670[2]	8,168		1.0[1]	16,838	3,664
2	Internal model method (for derivatives)			25,889	1.6	41,423	17,375
3	Simple approach for credit risk mitigation (for SFTs)
4	Comprehensive approach for credit risk mitigation (for SFTs)					17,202	6,163
5	VaR (for SFTs)					25,149	4,939
6	Total					100,612	32,140

1 Standardized approach for CCR. Calculated in accordance with the current exposure method (CEM) until the implementation of SA-CCR with expected effective date 1 January 2020, when an alpha factor of 1.4 will be used for calculating regulatory EAD.    2 Replacement costs include collateral mitigation for on- and off-balance sheet exposures related to CCR for derivative transactions.

p

Semiannual | In addition to the default risk capital requirements for CCR based on the advanced internal ratings-based or standardized approach, we are required to add a capital charge to derivatives to cover the risk of mark-to-market losses associated with the deterioration of counterparty credit quality, referred to as CVA. The advanced CVA VaR approach has been used to calculate the CVA capital charge where we apply the IMM. Where this is not the case, the standardized CVA approach has been applied. More information about our portfolios subject to the CVA capital charge as of 30 June 2019 is provided in the table below. p

Semiannual |

CCR2: Credit valuation adjustment (CVA) capital charge
		30.6.19		31.12.18
USD million		EAD post-CRM[1]	RWA	EAD post-CRM[1]	RWA
	Total portfolios subject to the advanced CVA capital charge	22,052	1,106	26,680	1,479
1	(i) VaR component (including the 3× multiplier)		205		271
2	(ii) Stressed VaR component (including the 3× multiplier)		900		1,208
3	All portfolios subject to the standardized CVA capital charge	4,842	1,447	4,946	1,338
4	Total subject to the CVA capital charge	26,894	2,553	31,626	2,816
1 Includes EAD of the underlying portfolio subject to the respective CVA charge.

p

UBS Group AG

Semiannual | The table below provides information about our CCR under the standardized approach. Total CCR exposures in the 75% risk weight bucket decreased by USD 0.8 billion to USD 4.2 billion, primarily driven by exposure decreases in the Investment Bank’s Corporate Client Solutions business. p

Semiannual |

CCR3: Standardized approach – CCR exposures by regulatory portfolio and risk weights
USD million
Risk weight		0%	10%	20%	50%	75%	100%	150%	Others	Total credit exposure

	Regulatory portfolio as of 30.6.19
1	Central governments and central banks	169					3			172
2	Banks and securities dealers			112	117		3			232
3	Public-sector entities and multilateral development banks			99	228		71			398
4	Corporates			22	105	4,213	1,472	2		5,813
5	Retail					5	117			123
6	Equity
7	Other assets
8	Total	169		232	450	4,218	1,666	2		6,737

	Regulatory portfolio as of 31.12.18
1	Central governments and central banks	202					0			202
2	Banks and securities dealers			31	176	0	4	0		210
3	Public-sector entities and multilateral development banks			0						1
4	Corporates				99	4,974	1,045	0		6,119
5	Retail					18	128			147
6	Equity
7	Other assets
8	Total	202		32	275	4,993	1,177	0		6,679

p

Semiannual | Information about RWA, including details of movements in counterparty credit risk RWA, is provided on pages 9–10 of our 31 March 2019 Pillar 3 report, which is available under “Pillar 3 disclosures” at www.ubs.com/investors,  and on page 24 of this report.

The CCR4 table below and on the following pages provides a breakdown of the key parameters used for the calculation of capital requirements under the advanced internal ratings-based (A-IRB) approach, by PD range across FINMA-defined asset classes. As of 30 June 2019, EAD post CRM increased slightly by USD 1 billion to USD 95 billion, while RWA increased by USD 3 billion, resulting in an increase in RWA density. The increase in RWA was mainly due to a business-driven exposure increase of USD 4 billion in the “Corporates: including specialized lending” asset class, primarily from the Investment Bank. The business-driven movements of EAD post CRM in the “Central governments and central banks” and “Retail: other retail” asset classes were related to obligors with favorable credit ratings, resulting in a limited effect on RWA.p

Semiannual |

CCR4: IRB – CCR exposures by portfolio and PD scale
USD million, except where indicated	EAD post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %

Central governments and central banks as of 30.6.19
0.00 to <0.15	9,795	0.0	0.1	33.4	0.3	489	5.0
0.15 to <0.25	200	0.2	<0.1	44.8	1.0	64	32.3
0.25 to <0.50	213	0.3	<0.1	55.0	1.0	116	54.5
0.50 to <0.75	195	0.7	<0.1	54.2	1.0	151	77.4
0.75 to <2.50	23	0.9	<0.1	53.3	0.5	20	85.2
2.50 to <10.00	5	2.6	<0.1	80.0	1.0	11	198.1
10.00 to <100.00
100.00 (default)
Subtotal	10,432	0.1	0.2	34.5	0.3	851	8.2

Central governments and central banks as of 31.12.18
0.00 to <0.15	8,415	0.0	0.1	44.0	0.3	740	8.8
0.15 to <0.25	197	0.2	<0.1	65.3	0.9	93	47.0
0.25 to <0.50	128	0.3	<0.1	84.3	1.0	106	83.4
0.50 to <0.75	100	0.7	<0.1	45.0	1.0	85	85.1
0.75 to <2.50	23	1.0	<0.1	53.8	0.8	21	90.2
2.50 to <10.00	0	2.6	<0.1	88.8	1.0	0	229.2
10.00 to <100.00
100.00 (default)
Subtotal	8,864	0.1	0.2	45.1	0.5	1,046	11.8

Banks and securities dealers as of 30.6.19
0.00 to <0.15	13,548	0.1	0.4	49.3	0.8	2,706	20.0
0.15 to <0.25	3,892	0.2	0.2	48.9	0.9	1,422	36.5
0.25 to <0.50	1,490	0.4	0.2	43.4	0.7	651	43.7
0.50 to <0.75	559	0.7	0.1	60.3	1.1	545	97.5
0.75 to <2.50	303	1.3	0.2	63.4	0.7	370	122.2
2.50 to <10.00	57	3.7	0.1	74.0	1.0	132	233.9
10.00 to <100.00
100.00 (default)
Subtotal	19,849	0.2	1.1	49.4	0.8	5,827	29.4

Banks and securities dealers as of 31.12.18
0.00 to <0.15	13,103	0.1	0.4	50.5	0.8	2,672	20.4
0.15 to <0.25	3,927	0.2	0.2	48.3	0.8	1,415	36.0
0.25 to <0.50	1,458	0.4	0.2	49.9	0.8	764	52.4
0.50 to <0.75	636	0.7	0.1	58.8	0.8	551	86.7
0.75 to <2.50	352	1.2	0.2	63.7	0.8	432	122.8
2.50 to <10.00	320	7.5	0.1	12.0	0.2	132	41.2
10.00 to <100.00	0	13.0	<0.1	66.0	1.0	10	0.0
100.00 (default)
Subtotal	19,799	0.3	1.1	49.9	0.8	5,976	30.2

UBS Group AG

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
USD million, except where indicated	EAD post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %

Public-sector entities, multilateral development banks as of 30.6.19
0.00 to <0.15	1,886	0.0	0.1	37.0	1.1	122	6.5
0.15 to <0.25	31	0.2	<0.1	58.4	1.1	10	33.4
0.25 to <0.50	7	0.3	<0.1	73.8	1.0	6	90.9
0.50 to <0.75
0.75 to <2.50	1	1.0	<0.1	75.5	1.0	1	168.4
2.50 to <10.00
10.00 to <100.00
100.00 (default)	22	100.0	<0.1			23	106.0
Subtotal	1,946	1.2	0.1	37.2	1.1	163	8.4

Public-sector entities, multilateral development banks as of 31.12.18
0.00 to <0.15	2,519	0.0	0.1	43.7	1.1	223	8.8
0.15 to <0.25	86	0.2	<0.1	53.2	1.1	28	32.3
0.25 to <0.50	39	0.4	<0.1	61.3	1.0	24	62.6
0.50 to <0.75	0	0.0	<0.1	0.0	0.0	0	0.0
0.75 to <2.50	0	1.0	<0.1	35.0	1.0	0	60.4
2.50 to <10.00	0	2.7	<0.1	35.0	1.0	0	87.4
10.00 to <100.00
100.00 (default)	12	100.0	<0.1			13	106.0
Subtotal	2,657	0.5	0.1	44.1	1.1	288	10.8

Corporates: including specialized lending as of 30.6.19[1]
0.00 to <0.15	36,389	0.0	12.7	35.2	0.6	5,205	14.3
0.15 to <0.25	7,062	0.2	1.7	53.2	0.7	4,116	58.3
0.25 to <0.50	2,222	0.4	0.9	82.1	0.9	3,312	149.1
0.50 to <0.75	3,661	0.6	1.0	57.1	0.6	4,879	133.3
0.75 to <2.50	5,367	1.2	1.7	28.0	0.5	4,388	81.8
2.50 to <10.00	2,219	3.2	0.4	12.2	0.2	1,190	53.6
10.00 to <100.00
100.00 (default)	1	100.0	<0.1			1	106.0
Subtotal	56,921	0.3	18.5	39.1	0.6	23,092	40.6

Corporates: including specialized lending as of 31.12.18[1]
0.00 to <0.15	35,475	0.0	12.0	35.0	0.6	4,717	13.3
0.15 to <0.25	6,761	0.2	1.6	51.0	0.6	3,688	54.6
0.25 to <0.50	2,194	0.4	0.9	78.3	1.0	2,815	128.3
0.50 to <0.75	2,351	0.6	1.0	68.2	0.6	3,668	156.0
0.75 to <2.50	4,311	1.2	1.6	28.2	0.7	3,569	82.8
2.50 to <10.00	1,311	3.2	0.3	13.8	0.4	819	62.4
10.00 to <100.00	0	13.0	<0.1	5.0	1.0	0	36.7
100.00 (default)	1	100.0	<0.1			1	106.0
Subtotal	52,403	0.3	17.3	39.3	0.6	19,276	36.8

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
USD million, except where indicated	EAD post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %

Retail: other retail as of 30.6.19
0.00 to <0.15	5,299	0.0	16.9	28.9		205	3.9
0.15 to <0.25	83	0.2	0.3	27.3		9	10.5
0.25 to <0.50	38	0.4	0.2	29.8		7	18.4
0.50 to <0.75	57	0.6	0.1	42.4		21	36.7
0.75 to <2.50	603	1.0	11.6	29.6		186	30.8
2.50 to <10.00	12	2.9	0.4	28.7		5	42.3
10.00 to <100.00	2	21.8	<0.1	37.0		2	90.4
100.00 (default)
Subtotal	6,093	0.2	29.5	29.1		433	7.1

Retail: other retail as of 31.12.18
0.00 to <0.15	9,749	0.0	15.1	28.0		362	3.7
0.15 to <0.25	19	0.2	0.3	28.2		2	10.8
0.25 to <0.50	126	0.4	0.1	29.5		23	18.2
0.50 to <0.75	30	0.6	0.1	28.0		7	24.2
0.75 to <2.50	271	1.1	9.0	29.6		87	32.1
2.50 to <10.00	11	2.9	0.1	27.9		5	42.0
10.00 to <100.00	4	21.3	<0.1	30.1		3	70.4
100.00 (default)
Subtotal	10,211	0.1	24.6	28.1		489	4.8

Total 30.6.19	95,241	0.3	49.4	40.1	0.7[2]	30,366	31.9
Total 31.12.18	93,933	0.2	43.4	41.0	0.7[2]	27,075	28.8
1 Includes exposures to managed funds. 2 Retail asset classes are excluded from the average maturity as they are not subject to maturity treatment.

p

UBS Group AG

Semiannual | The fair value of collateral received for securities financing transactions increased by USD 15.0 billion to USD 635.7 billion, resulting from client activities in the Investment Bank and Corporate Center. p

Semiannual |

CCR5: Composition of collateral for CCR exposure[1]
	Collateral used in derivative transactions						Collateral used in SFTs
	Fair value of collateral received			Fair value of posted collateral			Fair value of collateral received	Fair value of posted collateral
USD million	Segregated[2]	Unsegregated	Total	Segregated[3]	Unsegregated	Total

30.6.19
Cash – domestic currency	2,492	17,321	19,813	1,584	6,508	8,093	30,459	78,118
Cash – other currencies		20,106	20,106	1,658	13,742	15,400	10,467	41,381
Sovereign debt	6,569	6,780	13,349	8,301	6,009	14,310	229,076	169,360
Other debt securities		3,177	3,177	1,441	1,026	2,467	99,247	40,954
Equity securities	3,776	28	3,804	999	566	1,565	266,468	149,513
Total	12,837	47,412	60,249	13,983	27,852	41,835	635,717	479,327

31.12.18
Cash – domestic currency	2,042	16,958	19,000	1,221	6,980	8,200	33,134	72,932
Cash – other currencies		19,784	19,285	1,591	13,808	15,399	12,987	49,636
Sovereign debt	5,552	8,656	14,208	7,995	5,444	13,439	252,257	176,260
Other debt securities		2,277	2,277	812	135	946	79,359	32,851
Equity securities	4,778	23	4,801	1,570	1,465	3,035	243,027	145,939
Total	12,372	47,698	59,571	13,190	27,831	41,020	620,764	477,617

1 This table includes collateral received and posted with and without the right of rehypothecation, but excludes securities placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes for which there were no associated liabilities or contingent liabilities.    2 Includes collateral received in derivative transactions, primarily initial margins, that is placed with a third-party custodian and to which UBS has access only in the case of counterparty default.    3 Includes collateral posted to central counterparties, where we apply a 0% risk weight for trades that we have entered into on behalf of a client and where the client has signed a legally enforceable agreement stipulating that the default risk of that central counterparty is carried by the client.

p

Semiannual | Notionals of credit derivatives decreased by USD 5.4 billion for protection bought and by USD 5.8 billion for protection sold, primarily due to trade roll-offs and compression activities in the Investment Bank’s Foreign Exchange, Rates and Credit business and Equities business. The decrease was partly offset by an increase in credit options in the Investment Bank’s Corporate Client Solutions business due to hedging of new loan commitments. p

Semiannual |

CCR6: Credit derivatives exposures
	30.6.19		31.12.18
USD million	Protection bought	Protection sold	Protection bought	Protection sold
Notionals[1]
Single-name credit default swaps	37,191	42,151	43,265	44,875
Index credit default swaps	36,410	29,482	37,006	32,309
Total return swaps	4,236	1,697	4,726	1,976
Credit options	5,861	57	4,065	57
Other credit derivatives
Total notionals	83,698	73,388	89,063	79,218
Fair values
Positive fair value (asset)	947	1,314	1,117	815
Negative fair value (liability)	2,059	1,260	1,612	1,232
1 Includes notional amounts for client-cleared transactions.

p

Section 5  Securitizations

Introduction

This section provides details of traditional and synthetic securitization exposures in the banking and trading book based on the Basel III securitization framework.

In a traditional securitization, a pool of loans (or other debt obligations) is typically transferred to structured entities that have been established to own the loan pool and to issue tranched securities to third-party investors referencing this pool of loans. In a synthetic securitization, legal ownership of securitized pools of assets is typically retained, but associated credit risk is transferred to structured entities typically through guarantees, credit derivatives or credit-linked notes. Hybrid structures with a mix of traditional and synthetic features are disclosed as synthetic securitizations.

As of 30 June 2019, we did not use internal ratings for purposes of calculating RWA for securitization positions in the banking book. More information about regulatory capital treatment of securitization exposures is provided on page 73 of our 31 December 2018 Pillar 3 report, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

Securitization exposures in the banking and trading book

Semiannual | The tables SEC1 and SEC2 outline the carrying values on the balance sheet in the banking and trading books as of 30 June 2019 and 31 December 2018. The securitization activity is further broken down by our role (originator, sponsor or investor) and by securitization type (traditional or synthetic). Amounts disclosed in the “Traditional” column of these tables reflect the total outstanding notes at par value issued by the securitization vehicle at issuance. For synthetic securitization transactions, the amounts disclosed generally reflect the balance sheet carrying values of the securitized exposures at issuance.

The tables SEC3 and SEC4 provide the regulatory capital requirements associated with the securitization exposure differentiated by our role in the securitization process.

Development in RWA related to securitization exposures in the first half of 2019

In the first half of 2019, securitization exposures in the banking book and the related RWA were stable, however securitization exposures in the trading book increased from USD 280 million to USD 390 million, mainly arising from secondary trading in commercial mortgage-backed securities in the Investment Bank.p

UBS Group AG

Semiannual |

SEC1: Securitization exposures in the banking book
		Bank acts as originator			Bank acts as sponsor			Bank acts as originator & sponsor			Bank acts as investor			Total
USD million		Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal

30.6.19
Asset classes
1	Retail (total)	84		84							1		1	85
2	of which: residential mortgage	84		84							1		1	85
3	of which: credit card receivables
4	of which: student loans
5	of which: consumer loans
6	of which: other retail exposures
7	Wholesale (total)				0		0				118		118	118
8	of which: loans to corporates or SME
9	of which: commercial mortgage				0		0							0
10	of which: lease and receivables
11	of which: trade receivables
12	of which: other wholesale										118		118	118
13	Re-securitization
14	Total securitization / re-securitization (including retail and wholesale)	84		84	0		0				119		119	203

31.12.18
Asset classes
1	Retail (total)	87		87							1		1	88
2	of which: residential mortgage	87		87							1		1	88
3	of which: credit card receivables
4	of which: student loans
5	of which: consumer loans
6	of which: other retail exposures
7	Wholesale (total)				0		0				125		125	126
8	of which: loans to corporates or SME
9	of which: commercial mortgage				0		0							0
10	of which: lease and receivables
11	of which: trade receivables
12	of which: other wholesale										126		126	126
13	Re-securitization
14	Total securitization / re-securitization (including retail and wholesale)	87		87	0		0				126		126	213

p

Semiannual |

SEC2: Securitization exposures in the trading book
		Bank acts as originator			Bank acts as sponsor			Bank acts as originator & sponsor			Bank acts as investor			Total
USD million		Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal

30.6.19
Asset classes
1	Retail (total)	2		2	6		6				14		14	23
2	of which: residential mortgage	2		2	6		6				14		14	23
3	of which: credit card receivables
4	of which: student loans
5	of which: consumer loans
6	of which: other retail exposures
7	Wholesale (total)	21		21	1		1	299		299	29		29	351
8	of which: loans to corporates or SME
9	of which: commercial mortgage	21		21	1		1	299		299	28		28	350
10	of which: lease and receivables
11	of which: trade receivables
12	of which: other wholesale										1		1	1
13	Re-securitization		6	6							10		10	16
14	Total securitization / re-securitization (including retail and wholesale)	24	6	30	7		7	299		299	53		53	390

31.12.18
Asset classes
1	Retail (total)	3		3	7		7				13		13	22
2	of which: residential mortgage	3		3	7		7				13		13	22
3	of which: credit card receivables
4	of which: student loans
5	of which: consumer loans
6	of which: other retail exposures
7	Wholesale (total)	1	4	5	1		1	222		222	16		16	244
8	of which: loans to corporates or SME
9	of which: commercial mortgage	1		1	1		1	222		222	14		14	238
10	of which: lease and receivables
11	of which: trade receivables
12	of which: other wholesale		4	4							3		3	6
13	Re-securitization		3	3				1		1	10		10	13
14	Total securitization / re-securitization (including retail and wholesale)	4	6	10	8		8	223		223	39		39	280

p

UBS Group AG

Semiannual |

SEC3: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor
USD million		Total exposure values	Exposure values (by RW bands)					Exposure values (by regulatory approach)				Total RWA	RWA (by regulatory approach)				Total capital charge after cap	Capital charge after cap
30.6.19			≤20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250%		SEC-IRBA	SEC-ERBA	SEC-SA	1250%		SEC-IRBA	SEC-ERBA	SEC-SA	1250%
Asset classes
1	Total exposures	84				64	21		84	0		580		580	0		46		46	0
2	Traditional securitization	84				64	21		84	0		580		580	0		46		46	0
3	of which: securitization	84				64	21		84	0		580		580	0		46		46	0
4	of which: retail underlying	84				64	21		84			580		580	0		46		46	0
5	of which: wholesale	0				0	0			0		0			0		0			0
6	of which: re-securitization	0					0					0					0
7	of which: senior
8	of which: non-senior
9	Synthetic securitization
10	of which: securitization
11	of which: retail underlying
12	of which: wholesale
13	of which: re-securitization
14	of which: senior
15	of which: non-senior

31.12.18
Asset classes
1	Total exposures	87			0	67	20		87			589		589			47		47
2	Traditional securitization	87			0	67	20		87			589		589			47		47
3	of which: securitization	87			0	67	20		87			589		589			47		47
4	of which: retail underlying	87				67	20		87			589		589			47		47
5	of which: wholesale	0			0				0			0		0			0		0
6	of which: re-securitization
7	of which: senior
8	of which: non-senior
9	Synthetic securitization
10	of which: securitization
11	of which: retail underlying
12	of which: wholesale
13	of which: re-securitization
14	of which: senior
15	of which: non-senior

p

Semiannual |

SEC4: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as investor
USD million		Total exposure values	Exposure values (by RW bands)					Exposure values (by regulatory approach)				Total RWA	RWA (by regulatory approach)				Total capital charge after cap	Capital charge after cap
30.6.19			≤20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250%		SEC-IRBA	SEC-ERBA	SEC-SA	1250%		SEC-IRBA	SEC-ERBA	SEC-SA	1250%
Asset classes
1	Total exposures	119			118		1		118		1	84		77		7	7		6		1
2	Traditional securitization	119			118		1		118		1	84		77		7	7		6		1
3	of which: securitization	119			118		1		118		1	84		77		7	7		6		1
4	of which: retail underlying	1					1				1	7				7	1		0		1
5	of which: wholesale	118			118				118			77		77			6		6
6	of which: re-securitization
7	of which: senior
8	of which: non-senior
9	Synthetic securitization
10	of which: securitization
11	of which: retail underlying
12	of which: wholesale
13	of which: re-securitization
14	of which: senior
15	of which: non-senior

31.12.18
Asset classes
1	Total exposures	126			49	77	1		126		1	121		112		8	10		9		1
2	Traditional securitization	126			49	77	1		126		1	121		112		8	10		9		1
3	of which: securitization	126			49	77	1		126		1	121		112		8	10		9		1
4	of which: retail underlying	1					1				1	8				8	1				1
5	of which: wholesale	126			49	77			126			112		112			9		9
6	of which: re-securitization
7	of which: senior
8	of which: non-senior
9	Synthetic securitization
10	of which: securitization
11	of which: retail underlying
12	of which: wholesale
13	of which: re-securitization
14	of which: senior
15	of which: non-senior

p

UBS Group AG

Section 6  Market risk

Overview

The amount of capital required to underpin market risk in the regulatory trading book is calculated using a variety of methods approved by FINMA. The components of market risk risk-weighted assets (RWA) are value-at-risk (VaR), stressed VaR (SVaR), an add-on for risks that are potentially not fully modeled in VaR, the incremental risk charge (IRC), the comprehensive risk measure (CRM) for the correlation portfolio and the securitization framework for securitization positions in the trading book. Refer to pages 72–73, 85 and 87–89 of our 31 December 2018 Pillar 3 report, which is available under “Pillar 3 disclosures” at www.ubs.com/investors, for more information about each of these components.

Market risk risk-weighted assets

Market risk RWA development in the second quarter of 2019

Quarterly | The MR2 table below provides a breakdown of the market risk RWA movement in the second quarter of 2019 across the main components, according to the movement categories defined by the Basel Committee on Banking Supervision. VaR and SVaR components include the RWA charge for risks-not-in-VaR. These categories are described on page 81 of our 31 December 2018 Pillar 3 report, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

Market risk RWA decreased by USD 1.8 billion in the second quarter of 2019, primarily driven by a reduction from regulatory add-ons reflecting updates from the monthly risks-not-in-VaR assessment.

As of 30 June 2019, the CRM-based capital requirement was not applicable to us, as we no longer held eligible correlation trading positions.

The VaR multiplier remained unchanged, at 3.0, compared with the first quarter of 2019. p

Quarterly |

MR2: RWA flow statements of market risk exposures under an internal models approach[1]
USD million		VaR	Stressed VaR	IRC	CRM	Other	Total RWA
1	RWA as of 31.12.18	5,085	12,149	2,299	7		19,541
1a	Regulatory adjustment	(2,167)	(8,470)	(1,059)	(7)		(11,702)
1b	RWA at previous quarter-end (end of day)	2,918	3,680	1,240	0		7,838
2	Movement in risk levels	(1,771)	(831)	(26)	0		(2,628)
3	Model updates / changes	(12)	41	0	0		29
4	Methodology and policy	0	0	0	0		0
5	Acquisitions and disposals	0	0	0	0		0
6	Foreign exchange movements	0	0	0	0		0
7	Other	(205)	(495)	0	0		(700)
8a	RWA at the end of the reporting period (end of day)	929	2,395	1,214	0		4,539
8b	Regulatory adjustment	2,298	5,506	0	0		7,804
8c	RWA as of 31.3.19	3,227	7,901	1,214	0		12,343
1	RWA as of 31.3.19	3,227	7,901	1,214			12,343
1a	Regulatory adjustment	(2,298)	(5,506)	0			(7,804)
1b	RWA at previous quarter-end (end of day)	929	2,395	1,214			4,539
2	Movement in risk levels	(163)	(442)	168			(438)
3	Model updates / changes	(27)	(32)	(70)			(128)
4	Methodology and policy	0	0	0			0
5	Acquisitions and disposals	0	0	0			0
6	Foreign exchange movements	0	0	0			0
7	Other	(53)	(71)	0			(124)
8a	RWA at the end of the reporting period (end of day)	687	1,850	1,312			3,849
8b	Regulatory adjustment	1,874	4,591	212			6,677
8c	RWA as of 30.6.19	2,561	6,441	1,524			10,526
1 Components that describe movements in RWA are presented in italic.

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Securitization positions in the trading book

Semiannual | Our exposure to securitization positions in the trading book includes exposures arising from secondary trading in commercial mortgage-backed securities in the Investment Bank, and limited positions in Corporate Center – Non-core and Legacy Portfolio that we continue to wind down. Refer to the “Securitizations” section on pages 31–35 of this report for more information.

The table below provides information about market risk RWA from securitization exposures in the trading book. p

Semiannual |

MR1: Market risk under standardized approach
RWA
USD million		30.6.19	31.12.18
Outright products
1	Interest rate risk (general and specific)
2	Equity risk (general and specific)
3	Foreign exchange risk
4	Commodity risk
Options
5	Simplified approach
6	Delta-plus method
7	Scenario approach
8	Securitization	452	452
9	Total	452	452

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UBS Group AG

Regulatory calculation of market risk

Semiannual | The table below shows minimum, maximum, average and period-end regulatory VaR, SVaR, the IRC and the comprehensive risk capital charge. As of 30 June 2019 we no longer held eligible correlation trading positions.

During the first half of 2019, average 10-day 99% regulatory VaR and SVaR decreased, driven by the Equities business, reflecting a reduction in market volatility as well as a decrease in client activity along with an overall reduction in credit exposure in the Investment Bank’s Foreign Exchange, Rates and Credit business, compared with the higher levels observed in the second half of 2018. p

Semiannual |

MR3: IMA values for trading portfolios
USD million		For the six-month period ended 30.6.19	For the six-month period ended 31.12.18	For the six-month period ended 30.6.18
	VaR (10-day 99%)
1	Maximum value	88	107	181
2	Average value	31	38	52
3	Minimum value	17	6	2
4	Period end	24	79	65
	Stressed VaR (10-day 99%)
5	Maximum value	143	202	334
6	Average value	74	93	107
7	Minimum value	45	35	23
8	Period end	61	98	122
	Incremental risk charge (99.9%)
9	Maximum value	141	247	342
10	Average value	107	193	222
11	Minimum value	87	99	153
12	Period end	105	99	192
	Comprehensive risk capital charge (99.9%)
13	Maximum value		5	5
14	Average value		1	4
15	Minimum value		0	3
16	Period end		0	5
17	Floor (standardized measurement method)		0	1

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MR4: Comparison of VaR estimates with gains/losses

Semiannual | The “Group: development of backtesting revenues and actual trading revenues against backtesting VaR (1-day, 99% confidence)” chart below shows the six-month development of backtesting VaR against the Group’s backtesting revenues and actual trading revenues for the first half of 2019. The chart shows both, the 99% and the 1% backtesting VaR. The asymmetry between the negative and positive tails is a result of the long gamma risk profile that has been run historically in the Investment Bank.

The actual trading revenues include, in addition to backtesting revenues, intraday revenues.

There were no Group VaR negative backtesting exceptions in the first half of 2019, and the total number of negative backtesting exceptions within the most recent 250-business-day window decreased from 2 to 1. The FINMA VaR multiplier for market risk RWA remained unchanged at 3.0 as of 30 June 2019.

More information about the backtesting exceptions that occurred during 2018 is provided on pages 157–158 of our Annual Report 2018, which is available under “Annual reporting” at www.ubs.com/investors, and on page 86 of our 31 December 2018 Pillar 3 report, which is available under “Pillar 3 disclosures” at www.ubs.com/investors. p

Semiannual |

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UBS Group AG

Section 7  Interest rate risk in the banking book

Annual | Interest rate risk in the banking book (IRRBB) arises from balance sheet positions such as Loans and advances to banks, Loans and advances to customers, Financial assets at fair value not held for trading, Financial assets measured at amortized cost, Customer deposits, Debt issued measured at amortized cost and derivatives, including those used for cash flow hedge accounting purposes. These positions may affect Other comprehensive income (OCI) or the income statement, depending on their accounting treatment.

IRRBB is measured using a number of metrics, the most relevant of which are the following:

–   Interest rate sensitivity to a +1 basis point parallel shift in yield curves. This metric is also the key risk factor for statistical and stress-based measures, such as value-at-risk and stress scenarios (including economic value of equity (EVE)) and is measured and reported with a daily frequency.

–   Net interest income (NII) sensitivity assesses the change in NII over a set time horizon compared with the baseline NII, which is calculated assuming that interest rates in all currencies develop according to their market-implied forward rates and under the assumption of constant business volumes and no specific management actions. NII sensitivity is measured and reported on a monthly basis.

The disclosures below take into account the revised FINMA Circular 2019/2, which sets out minimum standards for the measurement, management, monitoring and control of interest rate risks in the banking book.

Our largest banking book interest rate exposures arise from client deposits and lending products in Global Wealth Management and Personal & Corporate Banking. The inherent interest rate risks are generally transferred from Global Wealth Management and Personal & Corporate Banking to Group Treasury, to manage them centrally within Corporate Center. This allows for the netting of interest rate risks across different sources, while leaving the originating businesses with commercial margin and volume management. The residual interest rate risk is mainly hedged with interest rate swaps, to the vast majority of which we apply hedge accounting. Short-term exposures and high-quality liquid assets classified as Financial assets at fair value not held for trading are hedged with derivatives accounted for on a mark-to-market basis. Long-term fixed-rate debt issued is hedged with interest rate swaps designated in fair value hedge accounting relationships.

We actively manage IRRBB, with the objective of reducing the volatility of NII, while keeping the EVE sensitivity within set internal risk limits.

EVE and NII sensitivity are monitored against limits and triggers, both at consolidated and at significant legal entity levels. We also assess the sensitivity of EVE and NII under stressed market conditions by applying a suite of parallel and non-parallel interest rate scenarios, as well as specific economic scenarios.

The Interest Rate Risk in the Banking Book Strategy Committee, a subcommittee of the Group Asset and Liability Management Committee (ALCO), and, where relevant, ALCOs at a legal entity level perform independent oversight over the management of IRRBB. IRRBB is also subject to Group Internal Audit and model governance. Refer to “Group Internal Audit” in the “Corporate governance” section and to “Risk measurement” in the “Risk management and control” section of our Annual Report 2018 for more information.

The cash flows from client deposits and lending products used in the calculation of EVE sensitivity exclude commercial margins and other spread components, are aggregated for each business day and are discounted using risk-free rates. Our external issuances are discounted using UBS’s fund transfer curve, and capital instruments are modelled to the first call date. NII sensitivity is calculated over a one-year time horizon assuming constant balance sheet structure and volumes and considers the flooring impact of embedded interest rate options.

The average repricing maturity of non-maturing deposits and loans is determined via a replication portfolio strategy that protects product margin. The optimal replicating portfolio is determined at a granular currency- and product-specific level by simulating and applying a real-world market rate model to historically calibrated client rate and volume models.

We use an econometric prepayment model to forecast prepayment rates on US mortgage whole loans in UBS Bank USA, as well as agency mortgage-backed securities (MBS) held in various liquidity portfolios of UBS Americas Holding LLC consolidated. These prepayment rates are used to forecast both mortgage whole loan and MBS balances under various macroeconomic scenarios. The prepayment model is used for a variety of purposes, including risk management and regulatory stress testing. Mortgages in Switzerland generally do not carry similar optionality, due to prepayment penalties.

The interest rate risk sensitivity figures presented in the IRRBB1 table below represent the effect of six interest rate scenarios defined by FINMA on the theoretical present value of the banking book as well as the impact of the two parallel shock scenarios on the net interest income of the banking book. EVE sensitivity excludes equity, goodwill, real estate and additional tier 1 (AT1) capital instruments.

As of 30 June 2019, the most adverse of the six FINMA interest rate scenarios with regard to EVE was the “Parallel up” scenario (+200 basis points for US dollars and +150 basis points for Swiss francs), resulting in a change of the economic value of equity of negative USD 4.5 billion, representing a pro-forma effect equal to 9.0% of tier 1 capital, which is well below the threshold of 15% of tier 1 capital of the regulatory outlier test in the IRRBB regulation. The immediate effect of the “Parallel up” scenario on tier 1 capital as of 30 June 2019 would be a reduction of 0.5%, or USD 0.2 billion, relating to the part of our banking book that is measured at fair value through profit or loss with recognition in eligible capital and a positive effect from pension funds.

The more adverse of the two parallel interest rate scenarios with regard to NII over the next 12 months was the “Parallel up” scenario, resulting in a potential change of negative USD 0.4 billion. This excludes the contribution from cash held at central banks as per FINMA Pillar 3 disclosure requirements. With the inclusion of the cash held at central banks, the NII would increase by USD 0.9 billion under the “Parallel up” scenario.  p

→   Refer to our second quarter 2019 report for more information about IRRBB

USD Scenarios[1]	Description
Parallel up	rates for all tenors move by +200 bps
Parallel down	rates for all tenors move by –200 bps
Steepener	front-end moves by –195 bps, long-end by +134 bps
Flattener	front-end moves by +240 bps, long-end by –89 bps
Short-term up	front-end moves by +300 bps, long-end by +1 bp
Short-term down	front-end moves by –300 bps, long-end by –1 bp

1 The six scenarios for other currencies have a similar shape, but different magnitude: the parallel shocks are 150 basis points for CHF, 200 basis points for EUR, and 250 basis points for GBP. The term “front-end” stands for overnight tenor and “long-end” for a 20-year tenor of the yield curve. Refer to FINMA Circular 2019/2 for more information.

UBS Group AG

Annual |

IRRBB1: Quantitative information on IRRBB
As of 30.6.19
USD million	Delta EVE – Change of economic value of equity	Delta NII – Change of Net interest income[2]
Parallel up	(4,504)	(355)
Parallel down	3,807	204
Steepener	(749)
Flattener	(298)
Short rate up	(1,908)
Short rate down	2,048
Maximum[1]	(4,504)	(355)

Period		30.6.19
Tier 1 capital	49,993

1 “Maximum” indicates the most adverse interest rate scenario as shown in the table.    2 Disclosure of the NII sensitivity is only required for the two parallel shock scenarios. The NII estimates are based on hypothetical scenarios of immediate changes in interest rates and assume no change to balance sheet size and structure, constant foreign exchange rates and no specific management action. Furthermore, the change in NII does not include the contribution from cash held at central banks.

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Annual |

IRRBBA1: Quantitative disclosures relating to the position structure and interest rate reset of IRRBB risk
As of 30.6.19		Volume[1]				Average interest rate repricing period (in years)		Maximum interest rate repricing period (in years) for exposures with modelled interest rate repricing dates
USD million, except where indicated		Total	of which: CHF	of which: EUR	of which: USD	Total	of which: CHF	Total	of which: CHF
Determined repricing period	Loans and advances to banks	12,193	4,459	3,628	4,086	0.69	0.91
	Loans and advances to customers	144,803	35,569	12,117	73,908	0.64	1.38
	Money market mortgages	39,551	39,551			0.15	0.15
	Fixed-rate mortgages	83,709	83,709	0	0	4.13	4.13
	Financial investments	50,450	1,231	4,974	31,685	1.80	3.72
	Other receivables	172,358		26,125	95,684	0.13	0.10
	Receivables from interest rate derivatives	687,361	104,235	145,253	353,448	1.29	0.98
	Amounts due to banks	(12,816)	(3,360)	(11)	(9,269)	1.37	1.46
	Customer deposits	(52,696)	(195)	(1,284)	(39,129)	0.40	0.49
	Medium-term notes	(75)	(73)	(1)		2.73	2.72
	Bonds and covered bonds	(97,060)	(9,984)	(32,653)	(46,605)	1.81	5.05
	Other liabilities	(117,535)	0	(22,200)	(64,966)	0.11	0.01
	Liabilities from interest rate derivatives	(687,321)	(127,566)	(93,615)	(341,800)	0.68	0.86
Undetermined repricing period	Loans and advances to banks
	Loans and advances to customers	15,739	2,030	3,114	9,186	1.17	0.91
	Variable-rate mortgages	17,921			14,482	3.92
	Other receivables on sight	2,173	2,173			1.31	1.31
	Liabilities on sight in personal and current accounts	(261,637)	(83,101)	(55,465)	(101,572)	1.30	1.32
	Other liabilities on sight
	Liabilities from client deposits, callable but not transferable	(112,048)	(112,048)			2.16	2.16
	Total	409,519	199,352	58,579	125,241	1.20	1.74	10	10
1 The volume figures cover only banking book positions excluding subordinated liabilities and are risk-based measures which differ from the accounting values on the IFRS balance sheet.

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Section 8  Going and gone concern requirements and eligible capital

The table below provides details of the Swiss systemically relevant bank (SRB) going and gone concern capital requirements as required by FINMA. More information about capital management is provided on pages 47–56 of our second quarter 2019 report, which is available under “Quarterly reporting” at www.ubs.com/investors.

Quarterly |

Swiss SRB going and gone concern requirements and information
	Swiss SRB, including transitional arrangements				Swiss SRB as of 1.1.20
As of 30.6.19	RWA		LRD		RWA		LRD
USD million, except where indicated	in %		in %		in %		in %
Required going concern capital
Total going concern capital	13.89	36,401	4.50	41,012	14.61[1]	38,289	5.00[1]	45,569
Common equity tier 1 capital	9.99	26,178	3.20	29,164	10.31	27,017	3.50	31,898
of which: minimum capital	4.90	12,845	1.70	15,493	4.50	11,796	1.50	13,671
of which: buffer capital	4.78	12,530	1.50	13,671	5.50	14,417	2.00	18,228
of which: countercyclical buffer	0.31	803			0.31	803
Maximum additional tier 1 capital	3.90	10,223	1.30	11,848	4.30	11,272	1.50	13,671
of which: additional tier 1 capital	3.10	8,126	1.30	11,848	3.50	9,175	1.50	13,671
of which: additional tier 1 buffer capital	0.80	2,097			0.80	2,097

Eligible going concern capital
Total going concern capital	21.22	55,618	6.10	55,618	19.07	49,993	5.49	49,993
Common equity tier 1 capital	13.33	34,948	3.83	34,948	13.33	34,948	3.83	34,948
Total loss-absorbing additional tier 1 capital	7.89	20,670	2.27	20,670	5.74	15,045	1.65	15,045
of which: high-trigger loss-absorbing additional tier 1 capital	4.81	12,609	1.38	12,609	4.81	12,609	1.38	12,609
of which: low-trigger loss-absorbing additional tier 1 capital[2]	0.93	2,436	0.27	2,436	0.93	2,436	0.27	2,436
of which: low-trigger loss-absorbing tier 2 capital[3]	2.15	5,625	0.62	5,625

Required gone concern capital
Total gone concern loss-absorbing capacity	9.74	25,542	3.36	30,622	10.69	28,014	3.82	34,804
of which: base requirement	10.52	27,577	3.63	33,038	12.86	33,711	4.50	41,012
of which: additional requirement for market share and LRD	1.08	2,831	0.38	3,418	1.44	3,775	0.50	4,557
of which: applicable reduction on requirements	(1.86)	(4,865)	(0.64)	(5,833)	(3.61)	(9,471)	(1.18)	(10,765)
of which: rebate granted (equivalent to 40% of maximum rebate)	(1.86)	(4,865)	(0.64)	(5,833)	(2.29)	(5,998)	(0.80)	(7,291)
of which: reduction for usage of low-trigger tier 2 capital instruments					(1.33)	(3,474)	(0.38)	(3,474)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	12.11	31,744	3.48	31,744	14.26	37,370	4.10	37,370
Total tier 2 capital	0.77	2,024	0.22	2,024	2.92	7,649	0.84	7,649
of which: low-trigger loss-absorbing tier 2 capital	0.50	1,322	0.15	1,322	2.65	6,947	0.76	6,947
of which: non-Basel III-compliant tier 2 capital	0.27	702	0.08	702	0.27	702	0.08	702
TLAC-eligible senior unsecured debt	11.34	29,721	3.26	29,721	11.34	29,721	3.26	29,721

Total loss-absorbing capacity
Required total loss-absorbing capacity	23.63	61,944	7.86	71,634	25.29	66,303	8.82	80,373
Eligible total loss-absorbing capacity	33.33	87,363	9.59	87,363	33.33	87,363	9.59	87,363

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	262,135				262,135
Leverage ratio denominator			911,379				911,379

1 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD.    2 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until their first call date, even if the first call date is after 31 December 2019. As of their first call date, these instruments are eligible to meet the gone concern requirements.    3 Includes outstanding low-trigger loss-absorbing tier 2 capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and to meet gone concern requirements thereafter. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity. Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.

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UBS Group AG

Explanation of the differences between the IFRS and regulatory scopes of consolidation

Quarterly | The scope of consolidation for the purpose of calculating Group regulatory capital is generally the same as the consolidation scope under International Financial Reporting Standards (IFRS) and includes subsidiaries that are directly or indirectly controlled by UBS Group AG and are active in banking and finance. However, subsidiaries consolidated under IFRS the business of which is outside the banking and finance sector are excluded from the regulatory scope of consolidation.

The key differences between the IFRS and regulatory capital scopes of consolidation as of 30 June 2019 related to investments in insurance, real estate and commercial companies as well as investment vehicles that are consolidated under IFRS, but not for regulatory capital purposes, where they are subject to risk-weighting.

The table below provides a list of the most significant entities that were included in the IFRS scope of consolidation, but not in the regulatory capital scope of consolidation. These entities account for most of the difference between the “Balance sheet in accordance with IFRS scope of consolidation” and the “Balance sheet in accordance with regulatory scope of consolidation” columns in the CC2 table and such difference is mainly related to financial assets at fair value not held for trading and other financial liabilities designated at fair value. As of 30 June 2019, entities consolidated under either the IFRS or the regulatory scope of consolidation did not report any significant capital deficiencies.

In the banking book, certain equity investments are not consolidated under either the IFRS or the regulatory scope of consolidation. As of 30 June 2019, these investments mainly consisted of infrastructure holdings and joint operations (e.g., settlement and clearing institutions, and stock and financial futures exchanges) and included our participation in the SIX Group. These investments were risk-weighted based on applicable threshold rules.

More information about the legal structure of the UBS Group and about the IFRS scope of consolidation is provided on pages 12–13 and 328–329, respectively, of our Annual Report 2018, which is available under “Annual reporting” at www.ubs.com/investors. p

Quarterly |

Main legal entities consolidated under IFRS but not included in the regulatory scope of consolidation
	30.6.19
USD million	Total assets[1]	Total equity[1]	Purpose
UBS Asset Management Life Ltd	25,132	41	Life Insurance
A&Q Alpha Select Hedge Fund Limited	297	297[2]	Investment vehicle for multiple investors
A&Q Alternative Solution Limited	244	240[2]	Investment vehicle for multiple investors
A&Q Alternative Solution Master Limited	238	238[2]	Investment vehicle for multiple investors
UBS Life Insurance Company USA	157	43	Life insurance

1 Total assets and total equity on a standalone basis.    2 Represents the net asset value of issued fund units. These fund units are subject to liability treatment in the consolidated financial statements in accordance with IFRS.

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Semiannual | The table below and on the next page provides a reconciliation of the IFRS balance sheet to the balance sheet according to the regulatory scope of consolidation as defined by the Basel Committee on Banking Supervision (BCBS) and FINMA. Lines in the balance sheet under the regulatory scope of consolidation are expanded and referenced where relevant to display all components that are used in the CC1 table. p

Semiannual |

CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
As of 30.6.19	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	Ref[1]
USD million
Assets
Cash and balances at central banks	101,457	0		101,457
Loans and advances to banks	12,916	(235)		12,680
Receivables from securities financing transactions	92,919			92,919
Cash collateral receivables on derivative instruments	23,774			23,774
Loans and advances to customers	322,655	56		322,711
Other financial assets measured at amortized cost	22,158	(345)		21,813
Total financial assets measured at amortized cost	575,878	(524)	0	575,354
Financial assets at fair value held for trading	120,173	(438)		119,736
of which: assets pledged as collateral that may be sold or repledged by counterparties	36,010			36,010
Derivative financial instruments	121,686	10		121,696
Brokerage receivables	16,915			16,915
Financial assets at fair value not held for trading	89,569	(24,710)		64,860
Total financial assets measured at fair value through profit or loss	348,343	(25,137)	0	323,206
Financial assets measured at fair value through other comprehensive income	7,422	0	0	7,422
Consolidated participations	0	95		95
Investments in associates	1,049			1,049
of which: goodwill	177			177	4
Property, equipment and software	12,694	(48)		12,645
Goodwill and intangible assets	6,624	0		6,624
of which: goodwill	6,392	0		6,393	4
of which: intangible assets	232			232	5
Deferred tax assets	9,571	0		9,571
of which: deferred tax assets recognized for tax loss carry-forwards	5,988	0		5,988	6
of which: deferred tax assets on temporary differences	3,583	0		3,583	10
Other non-financial assets	7,146	(10)		7,137
of which: net defined benefit pension and other post-employment assets	3			3	8
Total assets	968,728	(25,625)	0	943,103

UBS Group AG

CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation (continued)

As of 30.6.19	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	Ref[1]
USD million
Liabilities
Amounts due to banks	9,494			9,494
Payables from securities financing transactions	6,798			6,798
Cash collateral payables on derivative instruments	31,448	0		31,448
Customer deposits	433,017	(38)		432,979
Debt issued measured at amortized cost	120,805	(5)		120,799
of which: amount eligible for high-trigger loss-absorbing additional tier 1 capital	10,595			10,595	9
of which: amount eligible for low-trigger loss-absorbing additional tier 1 capital	2,436			2,436	9
of which: amount eligible for low-trigger loss-absorbing tier 2 capital	6,947			6,947	11
of which: amount eligible for capital instruments subject to phase-out from tier 2 capital	702			702	12
Other financial liabilities measured at amortized cost	10,520	(488)		10,032
Total financial liabilities measured at amortized cost	612,082	(532)	0	611,550
Financial liabilities at fair value held for trading	32,261	0		32,261
Derivative financial instruments	121,087	4		121,091
Brokerage payables designated at fair value	36,929			36,929
Debt issued designated at fair value	67,984	2		67,987
Other financial liabilities designated at fair value	34,407	(25,087)		9,321
Total financial liabilities measured at fair value through profit or loss	292,668	(25,081)	0	267,587
Provisions	3,011	0		3,010
Other non-financial liabilities	7,617	(2)		7,615
of which: amount eligible for high-trigger loss-absorbing capital (Deferred Contingent Capital Plan (DCCP))[2]	1,504			1,504	9
of which: deferred tax liabilities related to goodwill	265			265	4
of which: deferred tax liabilities related to other intangible assets	0			0	5
Total liabilities	915,378	(25,615)	0	889,763
Equity
Share capital	338			338	1
Share premium	17,802			17,802	1
Treasury shares	(2,843)			(2,843)	3
Retained earnings	32,548	(18)		32,530	2
Other comprehensive income recognized directly in equity, net of tax	5,335	8		5,343	3
of which: unrealized gains / (losses) from cash flow hedges	1,346			1,346	7
Equity attributable to shareholders	53,180	(10)	0	53,170
Equity attributable to non-controlling interests	170			170
Total equity	53,350	(10)	0	53,340
Total liabilities and equity	968,728	(25,625)	0	943,103

1 References link the lines of this table to the respective reference numbers provided in the “References” column in the “CC1: Composition of regulatory capital” table.    2 IFRS carrying value is USD 1,671 million. Refer to the “Compensation” section of our Annual Report 2018 for more information about the DCCP.

p

Composition of capital

Semiannual | The CC1 table below and on the following pages provides the composition of capital as defined by the BCBS and FINMA. Reference is made to items reconciling to the balance sheet under the regulatory scope of consolidation as disclosed in the CC2 table.

Refer to the documents titled “Capital and total loss-absorbing capacity instruments of UBS Group AG consolidated and UBS AG consolidated and standalone – key features” and “UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt” under “Bondholder information” at www.ubs.com/investors  for an overview of the main features of our regulatory capital instruments, as well as the full terms and conditions. p

Semiannual |

CC1: Composition of regulatory capital
As of 30.6.19		Amounts	References[1]
USD million except where indicated
	Common Equity Tier 1 capital: instruments and reserves
1	Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus	18,140	1
2	Retained earnings	32,530	2
3	Accumulated other comprehensive income (and other reserves)	2,501	3
4	Directly issued capital subject to phase-out from CET1 (only applicable to non-joint stock companies)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)
6	Common Equity Tier 1 capital before regulatory adjustments	53,170
	Common Equity Tier 1 capital: regulatory adjustments
7	Prudent valuation adjustments	(104)
8	Goodwill (net of related tax liability)	(6,305)	4
9	Other intangibles other than mortgage servicing rights (net of related tax liability)	(232)	5
10	Deferred tax assets that rely on future profitability, excluding those arising from temporary differences (net of related tax liability)[2]	(6,208)	6
11	Cash flow hedge reserve	(1,346)	7
12	Shortfall of provisions to expected losses	(412)
13	Securitization gain on sale
14	Gains and losses due to changes in own credit risk on fair valued liabilities	(109)
15	Defined benefit pension fund net assets	(3)	8
16	Investments in own shares (if not already subtracted from paid-in capital on reported balance sheet)[3]	(1,760)	9
17	Reciprocal cross-holdings in common equity
17a	Qualified holdings where a significant influence is exercised with other owners (CET1 instruments)
17b	Immaterial investments (CET1 items)
18

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)

19	Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation (amount above 10% threshold)
20	Mortgage servicing rights (amount above 10% threshold)
21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)	(266)	10
22	Amount exceeding the 15% threshold
23	of which: significant investments in the common stock of financials
24	of which: mortgage servicing rights
25	of which: deferred tax assets arising from temporary differences
26	Expected losses on equity investment under the PD / LGD approach
26a	Further adjustments to financial statements in accordance with a recognized international accounting standard	(56)
26b	Other adjustments	(1,421)
27	Regulatory adjustments applied to Common Equity Tier 1 due to insufficient Additional Tier 1 and Tier 2 to cover deductions
28	Total regulatory adjustments to Common Equity Tier 1	(18,222)
29	Common Equity Tier 1 capital (CET1)	34,948

UBS Group AG

CC1: Composition of regulatory capital (Continued)
As of 30.6.19		Amounts	References[1]
USD million except where indicated
	Additional Tier 1 capital: instruments
30	Directly issued qualifying additional Tier 1 instruments plus related stock surplus	15,052
31	of which: classified as equity under applicable accounting standards
32	of which: classified as liabilities under applicable accounting standards	15,052
33	Directly issued capital instruments subject to phase-out from additional Tier 1
34	Additional Tier 1 instruments (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties (amount allowed in group AT1)
35	of which: instruments issued by subsidiaries subject to phase-out
36	Additional Tier 1 capital before regulatory adjustments	15,052
	Additional Tier 1 capital: regulatory adjustments
37	Investments in own additional Tier 1 instruments	(7)
38	Reciprocal cross-holdings in additional Tier 1 instruments
38a	Qualified holdings where a significant influence is exercised with other owners (AT1 instruments)
38b	Immaterial investments (AT1 instruments)
39

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)

40	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation
41	Other adjustments
42	Regulatory adjustments applied to additional Tier 1 due to insufficient Tier 2 to cover deductions
42a	Regulatory adjustments applied to CET1 capital due to insufficient additional Tier 1 to cover deductions
43	Total regulatory adjustments to additional Tier 1 capital
44	Additional Tier 1 capital (AT1)	15,045	9
45	Tier 1 capital (T1 = CET1 + AT1)	49,993
	Tier 2 capital: instruments and provisions
46	Directly issued qualifying Tier 2 instruments plus related stock surplus	5,651[4]	11
47	Directly issued capital instruments subject to phase-out from Tier 2	720	12
48	Tier 2 instruments (and CET1 and AT1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount allowed in group Tier 2)
49	of which: instruments issued by subsidiaries subject to phase-out
50	Provisions
51	Tier 2 capital before regulatory adjustments	6,370
	Tier 2 capital: regulatory adjustments
52	Investments in own Tier 2 instruments[5]	(18)	12
53	Reciprocal cross-holdings in Tier 2 instruments and other TLAC liabilities
53a	Qualified holdings where a significant influence is exercised with other owners (T2 instruments and other TLAC instruments)
53b	Immaterial investments (T2 instruments and other TLAC instruments)
54

Investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)

55	Significant investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
56	Other adjustments
56a	Excess of the adjustments, which are allocated to the AT1 capital
57	Total regulatory adjustments to Tier 2 capital	(18)
58	Tier 2 capital (T2)	6,353
59	Total regulatory capital (TC = T1 + T2)	56,345
60	Total risk-weighted assets	262,135

CC1: Composition of regulatory capital (Continued)
As of 30.6.19		Amounts	References[1]
USD million except where indicated
	Capital ratios and buffers
61	Common Equity Tier 1 (as a percentage of risk-weighted assets)	13.33
62	Tier 1 (as a percentage of risk-weighted assets)	19.07
63	Total capital (as a percentage of risk-weighted assets)	21.49
64	Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher loss absorbency requirement, expressed as a percentage of risk-weighted assets)[6]	3.59
65	of which: capital conservation buffer requirement	2.50
66	of which: bank-specific countercyclical buffer requirement	0.09
67	of which: higher loss absorbency requirement	1.00
68	Common Equity Tier 1 (as a percentage of risk-weighted assets) available after meeting the bank’s minimum capital requirements	8.83
	Amounts below the thresholds for deduction (before risk weighting)
72	Non-significant investments in the capital and other TLAC liabilities of other financial entities	1,482
73	Significant investments in the common stock of financial entities	911
74	Mortgage servicing rights (net of related tax liability)
75	Deferred tax assets arising from temporary differences (net of related tax liability)	3,787
	Applicable caps on the inclusion of provisions in Tier 2
76	Provisions eligible for inclusion in Tier 2 in respect of exposures subject to standardized approach (prior to application of cap)
77	Cap on inclusion of provisions in Tier 2 under standardized approach
78	Provisions eligible for inclusion in Tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)
79	Cap for inclusion of provisions in Tier 2 under internal ratings-based approach
	Capital instruments subject to phase-out arrangements (only applicable between 1 Jan 2018 and 1 Jan 2022) according to ERV Art. 141
80	Current cap on CET1 instruments subject to phase-out arrangements
81	Amount excluded from CET1 due to cap (excess over cap after redemptions and maturities)
82	Current cap on AT1 instruments subject to phase-out arrangements
83	Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities)
84	Current cap on T2 instruments subject to phase-out arrangements	1,715
85	Amount excluded from T2 due to cap (excess over cap after redemptions and maturities)

1 References link the lines of this table to the respective reference numbers provided in the “References” column in the “CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation” table.    2 IFRS netting for deferred tax assets and liabilities is reversed for items deducted from CET1 capital.    3 Includes USD 510 million in DCCP-related charge for regulatory capital purposes.    4 Consists of instruments with a IFRS carrying value of USD 6.9 million less amortization of instruments where remaining maturity is more than one year, and 45% of the gross unrealized gains on debt instruments measured at fair value through other comprehensive income, which are measured at the lower of cost or market value for regulatory capital purposes.    5 Consists of own instruments for phase-out tier 2 capital of USD 17.8 million.    6 BCBS requirements are exceeded by our Swiss SRB requirements. Refer to the “Capital management“ section of our Annual Report 2018 for more information about the Swiss SRB requirements.

p

Semiannual | The table below provides details of the underlying exposures and RWA used in the computation of the countercyclical buffer of UBS Group AG. Further information about the methodology of geographical allocation used is provided on page 166 of our Annual Report 2018, in the “Country risk exposure allocation” section. Effective from 1 January 2019, the countercyclical capital buffer rate for Hong Kong increased to 2.5%, whereas the 2% rate for Sweden was no longer subject to phase-in arrangements as compared with 2018.p

Semiannual |

CCyB1: Geographical distribution of credit exposures used in the countercyclical capital buffer
USD million, except where indicated
Geographical breakdown	Countercyclical capital buffer rate, %	Exposure values and / or risk-weighted assets used in the computation of the countercyclical capital buffer		Bank-specific countercyclical capital buffer rate, %	Countercyclical amount
		Exposure values[1]	Risk-weighted assets
Hong Kong	2.500	6,029	2,020
Sweden	2.000	1,273	390
United Kingdom	1.000	38,716	8,427
Sum		46,018	10,837
Total		518,333	157,781	0.09	237

1 Includes private sector exposures in the countries that are Basel Committee on Banking Supervision member jurisdictions under categories “Credit risk,” “counterparty credit risk,” “equity positions in the banking book,” “settlement risk,” “securitization exposures in the banking book” and “amounts below thresholds for deduction” as shown in the “Regulatory exposures and risk-weighted assets” table in section 2 of this report.

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UBS Group AG

Section 9  Total loss-absorbing capacity

Resolution Group – composition of total loss absorbing capacity (TLAC)

Semiannual |

The TLAC1 table below is based on Basel Committee on Banking Supervision (BCBS) phase-in rules, and only applicable for UBS Group AG as the ultimate parent entity of the defined UBS resolution group, to which, in case of resolution, resolution tools (e.g. a bail-in) are expected to be applied. p

Semiannual |

TLAC1: TLAC Composition for G-SIBs (at resolution group level)
As of 30.6.19
USD million, except where indicated
	Regulatory capital elements of TLAC and adjustments
1	Common Equity Tier 1 capital (CET1)	34,948
2	Additional Tier 1 capital (AT1) before TLAC adjustments	15,045
3	AT1 ineligible as TLAC as issued out of subsidiaries to third parties
4	Other adjustments
5	Total AT1 instruments eligible under the TLAC framework	15,045
6	Tier 2 capital (T2) before TLAC adjustments	6,353
7	Amortized portion of T2 instruments where remaining maturity > 1 year	1,322
8	T2 capital ineligible as TLAC as issued out of subsidiaries to third parties
9	Other adjustments
10	Total T2 instruments eligible under the TLAC framework	7,675
11	TLAC arising from regulatory capital	57,668
	Non-regulatory capital elements of TLAC
12	External TLAC instruments issued directly by the bank and subordinated to excluded liabilities
13	External TLAC instruments issued directly by the bank which are not subordinated to excluded liabilities but meet all other TLAC term sheet requirements
14	of which: amount eligible as TLAC after application of the caps	n/a
15	External TLAC instruments issued by funding vehicles prior to 1 January 2022	29,721
16	Eligible ex ante commitments to recapitalize a G-SIB in resolution
17	TLAC arising from non-regulatory capital instruments before adjustments	29,721
	Non-regulatory capital elements of TLAC: adjustments
18	TLAC before deductions	87,388
19	Deductions of exposures between multiple-point-of-entry (MPE) resolution groups that correspond to items eligible for TLAC (not applicable to SPE G-SIBs)	n/a
20	Deduction of investments in own other TLAC liabilities
21	Other adjustments to TLAC
22	TLAC after deductions	87,388
	Risk-weighted assets and leverage exposure measure for TLAC purposes
23	Total risk-weighted assets adjusted as permitted under the TLAC regime	262,135
24	Leverage exposure measure	911,379
	TLAC ratios and buffers
25	TLAC (as a percentage of risk-weighted assets adjusted as permitted under the TLAC regime)	33.34
26	TLAC (as a percentage of leverage exposure)	9.59
27	CET1 (as a percentage of risk-weighted assets) available after meeting the resolution group’s minimum capital and TLAC requirements	8.83
28	Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher loss absorbency requirement, expressed as a percentage of risk-weighted assets)	3.59
29	of which: capital conservation buffer requirement	2.50
30	of which: bank specific countercyclical buffer requirement	0.09
31	of which: higher loss absorbency requirement	1.00

p

Resolution Entity – creditor ranking at legal entity level

Semiannual | The TLAC3 table below provides an overview of the creditor ranking structure of the resolution entity UBS Group AG on a standalone basis.

As of 30 June 2019, UBS had issued loss-absorbing additional tier 1 (AT1) capital instruments and bail-in debt through UBS Group Funding (Switzerland) AG, a direct subsidiary of UBS Group AG, for a nominal amount of USD 44,645 million. These liabilities are not reflected in the TLAC3 table below. Upon occurrence of a restructuring event, UBS Group AG would automatically be substituted as the issuer of these instruments. It is expected that during the fourth quarter of 2019 UBS Group AG will assume the outstanding capital and debt instruments that were previously issued by UBS Group Funding (Switzerland) AG. New loss absorbing AT1 capital instruments and total loss absorbing-capacity (TLAC)-eligible senior unsecured debt are issued out of UBS Group AG.

UBS Group AG grants Deferred Contingent Capital Plan (DCCP) awards to UBS Group employees. Awards granted since February 2015 qualify as Basel III AT1 capital on a UBS Group consolidated basis and amounted to USD 2,014 million as of 30 June 2019. The related liabilities of UBS Group AG on a standalone basis of USD 1,493 million are not included in the table below, as these do not give rise to a current claim until the awards are legally vested.

As of 30 June 2019, the TLAC available on a UBS Group consolidated basis amounted to USD 87,388 million.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information

→   Refer to the “TLAC1: composition for G-SIBs (at resolution group level)” table in section 8 of this report for more information about TLAC for UBS Group AG consolidated

Financial information for UBS Group AG standalone for the six months ended 30 June 2019 is provided under “Holding company and significant regulated subsidiaries and sub-groups” at www.ubs.com/investors. p

Semiannual |

TLAC3: creditor ranking at legal entity level for the resolution entity UBS Group AG
As of 30.6.19		Creditor ranking			Total
USD million		1	2	3
1	Description of creditor ranking	Common shares (most junior)[2]	Additional Tier 1	Bail-in debt and pari-passu liabilities (most senior)[3]
2	Total capital and liabilities net of credit risk mitigation[1]	39,892		1,030	40,921
3	Subset of row 2 that are excluded liabilities
4	Total capital and liabilities less excluded liabilities (row 2 minus row 3)	39,892		1,030	40,921
5	Subset of row 4 that are potentially eligible as TLAC	39,892			39,892
6	Subset of row 5 with 1 year ≤ residual maturity < 2 years
7	Subset of row 5 with 2 years ≤ residual maturity < 5 years
8	Subset of row 5 with 5 years ≤ residual maturity < 10 years
9	Subset of row 5 with residual maturity ≥ 10 years, but excluding perpetual securities
10	Subset of row 5 that is perpetual securities	39,892			39,892

1 No credit risk mitigation is applied to capital and liabilities for UBS Group AG standalone.    2 Common shares including the associated reserves are equal to equity attributable to shareholders as disclosed in the UBS Group AG standalone financial information for the six months ended 30 June 2019, which was prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations).    3 Represents interest-bearing liabilities which comprise loans from UBS AG and UBS Switzerland AG as well tax liabilities which are not excluded liabilities under Swiss law that rank pari-passu to bail-in debt.

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UBS Group AG

Section 10  Leverage ratio

BCBS Basel III leverage ratio

Quarterly | The Basel Committee on Banking Supervision (BCBS) leverage ratio is calculated by dividing the period-end tier 1 capital by the period-end leverage ratio denominator (LRD). The LRD consists of IFRS on-balance sheet assets and off-balance sheet items. Derivative exposures are adjusted for a number of items, including replacement value and eligible cash variation margin netting, the current exposure method add-on and net notional amounts for written credit derivatives. The LRD also includes an additional charge for counterparty credit risk related to securities financing transactions (SFTs).

The table on this page shows the difference between total IFRS assets per IFRS consolidation scope and the BCBS total on-balance sheet exposures. Those exposures are the starting point for calculating the BCBS LRD, as shown in the LR2 table on the following page. The difference is due to the application of the regulatory scope of consolidation for the purpose of the BCBS calculation. In addition, carrying values for derivative financial instruments and SFTs are deducted from IFRS total assets. They are measured differently under BCBS leverage ratio rules and are therefore added back in separate exposure line items in the LR2 table.

As of 30 June 2019, our BCBS Basel III leverage ratio was 5.5% and the BCBS Basel III LRD was USD 911 billion. p

Difference between the Swiss SRB and BCBS leverage ratio

Quarterly | The LRD is the same under Swiss SRB and BCBS rules. However, there is a difference in the capital numerator between the two frameworks. Under BCBS rules, only common equity tier 1 and additional tier 1 capital are included in the numerator. Under Swiss SRB rules we are required to meet going as well as gone concern leverage ratio requirements. Therefore, depending on the requirement, the numerator includes tier 1 capital instruments, tier 2 capital instruments and / or total loss-absorbing capacity (TLAC)-eligible senior unsecured debt. p

Quarterly |

Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
USD million	30.6.19	31.3.19
On-balance sheet exposures
IFRS total assets	968,727	956,580
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	(25,625)	(25,074)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes but consolidated for regulatory purposes	0	0
Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0	0
Less carrying value of derivative financial instruments in IFRS total assets[1]	(145,470)	(136,335)
Less carrying value of securities financing transactions in IFRS total assets[2]	(120,008)	(124,070)
Adjustments to accounting values	0	0
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral	677,624	671,101
Asset amounts deducted in determining BCBS Basel III tier 1 capital	(13,461)	(13,588)
Total on-balance sheet exposures (excluding derivatives and securities financing transactions)	664,164	657,514

1 Consists of derivative financial instruments and cash collateral receivables on derivative instruments in accordance with the regulatory scope of consolidation.    2 Consists of receivables from securities financing transactions, margin loans, prime brokerage receivables and financial assets at fair value not held for trading related to securities financing transactions in accordance with the regulatory scope of consolidation.

p

Quarterly |

LR2: BCBS Basel III leverage ratio common disclosure
USD million, except where indicated		30.6.19	31.3.19

	On-balance sheet exposures
1	On-balance sheet items excluding derivatives and SFTs, but including collateral	677,624	671,101
2	(Asset amounts deducted in determining Basel III tier 1 capital)	(13,461)	(13,588)
3	Total on-balance sheet exposures (excluding derivatives and SFTs)	664,164	657,514

	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)	39,849	40,032
5	Add-on amounts for PFE associated with all derivatives transactions	84,806	86,524
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(14,218)	(13,012)
8	(Exempted CCP leg of client-cleared trade exposures)	(19,289)	(20,126)
9	Adjusted effective notional amount of all written credit derivatives[1]	71,554	74,842
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)[2]	(69,663)	(73,213)
11	Total derivative exposures	93,039	95,046

	Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	221,683	213,202
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(101,676)	(89,132)
14	CCR exposure for SFT assets	8,672	8,075
15	Agent transaction exposures	0	0
16	Total securities financing transaction exposures	128,680	132,145

	Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	73,852	78,673
18	(Adjustments for conversion to credit equivalent amounts)	(48,354)	(52,385)
19	Total off-balance sheet items	25,497	26,287
	Total exposures (leverage ratio denominator)	911,379	910,993

	Capital and total exposures (leverage ratio denominator)
20	Tier 1 capital	49,993	49,436
21	Total exposures (leverage ratio denominator)	911,379	910,993

	Leverage ratio
22	Basel III leverage ratio (%)	5.5	5.4

1 Includes protection sold, including agency transactions.    2 Protection sold can be offset with protection bought on the same underlying reference entity, provided that the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.

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UBS Group AG

Quarterly | LRD remained stable at USD 911 billion in the second quarter of 2019, as the increase from currency effects was substantially offset by the decrease in asset size and other movements. p

Quarterly |

LR1: BCBS Basel III leverage ratio summary comparison
USD million		30.6.19	31.3.19
1	Total consolidated assets as per published financial statements	968,727	956,580
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation[1]	(39,085)	(38,661)
3	Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0	0
4	Adjustments for derivative financial instruments	(52,432)	(41,289)
5	Adjustment for securities financing transactions (i.e., repos and similar secured lending)	8,672	8,075
6	Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	25,497	26,287
7	Other adjustments	0	0
8	Leverage ratio exposure (leverage ratio denominator)	911,379	910,993
1 This item includes assets that are deducted from tier 1 capital.

p

Quarterly |

BCBS Basel III leverage ratio
USD million, except where indicated	30.6.19	31.3.19	31.12.18	30.9.18
Total tier 1 capital	49,993	49,436	46,279	45,972
BCBS total exposures (leverage ratio denominator)	911,379	910,993	904,598	915,066
BCBS Basel III leverage ratio (%)	5.5	5.4	5.1	5.0

p

Section 11  Liquidity coverage ratio

LIQ1: Liquidity risk management

Quarterly | We monitor the Liquidity coverage ratio (LCR) in all significant currencies in order to manage any currency mismatch between high-quality liquid assets (HQLA) and the net expected cash outflows in times of stress. p

Quarterly |

LIQ1: Liquidity risk management
Pillar 3 disclosure requirement	Quarterly Rerport	Disclosure		Second quarter 2019 report

Concentration of funding sources	Treasury management	–	Funding by product and currency	46

p

High-quality liquid assets

Quarterly | HQLA must be easily and immediately convertible into cash at little or no loss of value, especially during a period of stress. HQLA are assets that are of low risk and are unencumbered. Other characteristics of HQLA are ease and certainty of valuation, low correlation with risky assets, listing on a developed and recognized exchange, existence of an active and sizeable market, and low volatility. Based on these characteristics, HQLA are categorized as Level 1 (primarily central bank reserves and government bonds) or Level 2 (primarily US and European agency bonds as well as non-financial corporate covered bonds). Level 2 assets are subject to regulatory haircuts and caps. p

Quarterly |

High-quality liquid assets
	Average 2Q19[1]			Average 1Q19[1]
USD billion	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]
Cash balances[3]	108	0	108	115	0	115
Securities (on- and off-balance sheet)	53	15	68	58	13	71
Total high-quality liquid assets[4]	161	15	176	173	13	186

1 Calculated based on an average of 65 data points in the second quarter of 2019 and 63 data points in the first quarter of 2019.    2 Calculated after the application of haircuts.    3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.    4 Calculated in accordance with FINMA requirements.

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UBS Group AG

Liquidity coverage ratio

Quarterly | In the second quarter of 2019, the UBS Group AG liquidity coverage ratio (LCR) decreased by 8 percentage points to 145%, remaining above the 110% Group LCR minimum communicated by the Swiss Financial Market Supervisory Authority (FINMA). The LCR decrease was mainly driven by a reduction in eligible HQLA relating to lower average cash balances, reflecting increased funding consumption by the business divisions. p

Quarterly |

LIQ1: Liquidity coverage ratio
		Average 2Q19[1]		Average 1Q19[1]
USD billion, except where indicated		Unweighted value	Weighted value[2]	Unweighted value	Weighted value[2]

High-quality liquid assets
1	High-quality liquid assets	179	176	188	186

Cash outflows
2	Retail deposits and deposits from small business customers	239	27	238	27
3	of which: stable deposits	31	1	34	1
4	of which: less stable deposits	207	26	204	26
5	Unsecured wholesale funding	186	106	183	103
6	of which: operational deposits (all counterparties)	41	10	42	10
7	of which: non-operational deposits (all counterparties)	132	82	130	82
8	of which: unsecured debt	13	13	11	11
9	Secured wholesale funding		74		73
10	Additional requirements:	75	22	72	24
11	of which: outflows related to derivatives and other transactions	41	15	38	16
12	of which: outflows related to loss of funding on debt products[3]	0	0	0	0
13	of which: committed credit and liquidity facilities	34	7	33	7
14	Other contractual funding obligations	14	12	14	13
15	Other contingent funding obligations	241	6	251	6
16	Total cash outflows		247		246

Cash inflows
17	Secured lending	297	85	296	84
18	Inflows from fully performing exposures	65	29	66	29
19	Other cash inflows	11	11	11	11
20	Total cash inflows	373	126	374	124

			Average 2Q19[1]		Average 1Q19[1]
USD billion, except where indicated			Total adjusted value[4]		Total adjusted value[4]

Liquidity coverage ratio
21	High-quality liquid assets		176		186
22	Net cash outflows		121		122
23	Liquidity coverage ratio (%)		145		153

1 Calculated based on an average of 65 data points in the second quarter of 2019 and 63 data points in the first quarter of 2019.    2 Calculated after the application of haircuts and inflow and outflow rates.    3 Includes outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, structured entities (conduits), securities investment vehicles and other such financing facilities.    4 Calculated after the application of haircuts and inflow and outflow rates as well as, where applicable, caps on Level 2 assets and cash inflows.

p

Section 12  Requirements for global systemically important banks and related indicators

The Financial Stability Board (the FSB) has determined that UBS is a global systemically important bank (G-SIB), using an indicator-based methodology adopted by the Basel Committee on Banking Supervision (the BCBS). Banks that qualify as G-SIBs are required to disclose the 12 indicators for assessing the systemic importance of G-SIBs as defined by the BCBS. These indicators are used for the G-SIB score calculation and cover five categories: size, cross-jurisdictional activity, interconnectedness, substitutability / financial institution infrastructure and complexity.

Based on the published indicators, G-SIBs are subject to additional CET1 capital buffer requirements in a range from 1.0% to 3.5%. In November 2018, the FSB determined that the requirement for UBS is 1.0%. As our Swiss SRB Basel III capital requirements exceed the BCBS requirements including the G-SIB buffer, we are not affected by these additional G-SIB requirements.

In July 2018, the BCBS published a revised assessment methodology and higher loss absorbency requirements. These will take effect in 2021 and the higher loss absorbency surcharge would be applied from 1 January 2023 onward. We do not expect these changes to result in an increase of our additional CET1 capital buffer requirement.

Annual | Our G-SIB indicators as of 31 December 2018 were published in July 2019 under “Pillar 3 disclosures” at www.ubs.com/investors. p

Significant regulated subsidiaries and sub-groups

Significant regulated subsidiaries and sub-groups

Section 1  Introduction

The sections below include capital and other regulatory information for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated.

Capital information in this section is based on Pillar 1 requirements. Entities may be subject to significant additional Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities.

Section 2  UBS AG standalone

Key metrics of the second quarter of 2019

Quarterly | The table below is based on Basel Committee on Banking Supervision (BCBS) Basel III phase-in rules. During the second quarter of 2019, common equity tier 1 (CET1) capital increased by USD 2.2 billion to USD 51.3 billion, mainly as a result of operating profit. Risk-weighted assets (RWA) decreased by USD 6.4 billion to USD 294.3 billion, driven by decreases in credit and counterparty credit risk RWA and market risk RWA. Leverage ratio exposure remained stable during the quarter. High-quality liquid assets decreased by USD 4.5 billion as a result of lower average cash balances, reflecting increased funding consumption by the business divisions. Net cash outflows increased by USD 5.2 billion, reflecting higher outflows from intercompany transactions, partly offset by higher third-party cash inflows. p

Quarterly |

KM1: Key metrics
USD million, except where indicated
		30.6.19	31.3.19	31.12.18	30.9.18[4]	30.6.18[4]
Available capital (amounts)[1]
1	Common equity tier 1 (CET1)	51,261	49,024	49,411	49,810	49,583
1a	Fully loaded ECL accounting model	51,258	49,021	49,411	49,810	49,583
2	Tier 1	64,315	61,839	59,595	59,341	59,161
2a	Fully loaded ECL accounting model tier 1	64,312	61,836	59,595	59,341	59,161
3	Total capital	70,612	68,542	66,295	66,005	66,258
3a	Fully loaded ECL accounting model total capital	70,609	68,539	66,295	66,005	66,258
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	294,348	300,734	292,888	288,045	286,457
4a	Minimum capital requirement[2]	23,548	24,059	23,431	23,044	22,917
4b	Total risk-weighted assets (pre-floor)	294,348	300,734	292,888	288,045	286,457
Risk-based capital ratios as a percentage of RWA[1]
5	Common equity tier 1 ratio (%)	17.41	16.30	16.87	17.29	17.31
5a	Fully loaded ECL accounting model CET1 (%)	17.41	16.30	16.87	17.29	17.31
6	Tier 1 ratio (%)	21.85	20.56	20.35	20.60	20.65
6a	Fully loaded ECL accounting model tier 1 ratio (%)	21.85	20.56	20.35	20.60	20.65
7	Total capital ratio (%)	23.99	22.79	22.63	22.91	23.13
7a	Fully loaded ECL accounting model total capital ratio (%)	23.99	22.79	22.63	22.91	23.13
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.50	2.50	1.88	1.88	1.88
9	Countercyclical buffer requirement (%)	0.08	0.09	0.07	0.05	0.08
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.00	0.00	0.00	0.00	0.00
10	Bank G-SIB and / or D-SIB additional requirements (%)[3]
11	Total of bank CET1 specific buffer requirements (%)[1]	2.58	2.59	1.95	1.92	1.96
12	CET1 available after meeting the bank’s minimum capital requirements (%)[1]	12.91	11.80	12.37	12.79	12.81
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	618,704	617,329	601,013	619,741	620,074
14	Basel III leverage ratio (%)[1]	10.40	10.02	9.92	9.58	9.54
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	10.39	10.02	9.92	9.58	9.54
Liquidity coverage ratio
15	Total HQLA	82,201	86,690	76,456	81,214	83,473
16	Total net cash outflow	56,626	51,434	55,032	59,450	60,786
17	LCR ratio (%)	145	169	139	137	137

1 Based on BCBS Basel III phase-in rules.    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Swiss SRB going concern requirements and information for UBS AG standalone is provided in the following pages in this section.    4 In line with the change of the presentation currency of UBS Group AG’s and UBS AG’s consolidated and standalone financial statements from Swiss francs to US dollars in October 2018, prior periods were translated to US dollars at the respective spot rates prevailing on the relevant reporting dates.

p

Swiss SRB going concern requirements and information

Quarterly | Under Swiss systemically relevant bank (SRB) regulations, Art. 125 “Reliefs for financial groups and individual institutions” of the Capital Adequacy Ordinance stipulates that the Swiss Financial Market Supervisory Authority (FINMA) may grant, under certain conditions, capital relief to individual institutions to ensure that an individual institution’s compliance with the capital requirements does not lead to a de facto overcapitalization of the group of which it is a part.

FINMA granted relief concerning the regulatory capital requirements of UBS AG on a standalone basis by means of decrees issued on 20 December 2013 and 20 October 2017, the latter effective as of 1 July 2017 and partly replacing the former.

More information is provided in “Section 2 UBS AG standalone”  of our 31 December 2018 Pillar 3 report, which is available under “Pillar 3 disclosures”  at www.ubs.com/investors. p

Quarterly |

Swiss SRB going and gone concern requirements and information
	Swiss SRB, including transitional arrangements				Swiss SRB as of 1.1.20
As of 30.6.19	RWA		LRD		RWA		LRD
USD million, except where indicated	in %[1]		in %[1]		in %		in %
Required going concern capital
Total going concern capital	14.38[2]	42,315	5.00[2]	30,935	14.38[2]	54,657	5.00[2]	30,935
Common equity tier 1 capital	10.08	29,658	3.50	21,655	10.08	38,309	3.50	21,655
of which: minimum capital	4.50	13,246	1.50	9,281	4.50	17,109	1.50	9,281
of which: buffer capital	5.50	16,189	2.00	12,374	5.50	20,911	2.00	12,374
of which: countercyclical buffer	0.08	223			0.08	289
Maximum additional tier 1 capital	4.30	12,657	1.50	9,281	4.30	16,349	1.50	9,281
of which: additional tier 1 capital	3.50	10,302	1.50	9,281	3.50	13,307	1.50	9,281
of which: additional tier 1 buffer capital	0.80	2,355			0.80	3,042

Eligible going concern capital
Total going concern capital	22.93	67,485	10.91	67,485	16.28	61,880	10.00	61,880
Common equity tier 1 capital	17.41	51,261	8.29	51,261	13.48	51,261	8.29	51,261
Total loss-absorbing additional tier 1 capital[3]	5.51	16,225	2.62	16,225	2.79	10,619	1.72	10,619
of which: high-trigger loss-absorbing additional tier 1 capital	3.61	10,619	1.72	10,619	2.79	10,619	1.72	10,619
of which: low-trigger loss-absorbing tier 2 capital	1.90	5,606	0.91	5,606

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	294,348				380,200
Leverage ratio denominator			618,704				618,704

1 By FINMA decree, requirements exceed those based on the transitional arrangements of the Swiss Capital Adequacy Ordinance, i.e., a total going concern capital ratio requirement of 13.58% plus the effect of countercyclical buffer (CCB) requirements of 0.08%, of which 9.68% plus the effect of CCB requirements of 0.08% must be satisfied with CET1 capital, and a total going concern leverage ratio requirement of 4.5%, of which 3.2% must be satisfied with CET1 capital.    2 Includes applicable add-ons of 1.44% for RWA and 0.5% for leverage ratio denominator (LRD).    3 Includes outstanding low-trigger loss-absorbing tier 2 capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity.

p

Significant regulated subsidiaries and sub-groups

Quarterly |

Swiss SRB going and gone concern information
	Swiss SRB, including transitional arrangements			Swiss SRB as of 1.1.20
USD million, except where indicated	30.6.19	31.3.19	31.12.18	30.6.19	31.3.19	31.12.18

Eligible going concern capital
Total going concern capital	67,485	65,472	63,225	61,880	59,460	57,217
Total tier 1 capital	61,880	59,460	57,217	61,880	59,460	57,217
Common equity tier 1 capital	51,261	49,024	49,411	51,261	49,024	49,411
Total loss-absorbing additional tier 1 capital	10,619	10,435	7,805	10,619	10,435	7,805
of which: high-trigger loss-absorbing additional tier 1 capital	10,619	10,435	7,805	10,619	10,435	7,805
Total tier 2 capital	5,606	6,012	6,008
of which: low-trigger loss-absorbing tier 2 capital[1]	5,606	6,012	6,008

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	294,348	300,734	292,888	380,200	382,634	383,578
of which: direct and indirect investments in Swiss-domiciled subsidiaries[2]	33,034	32,558	31,711	40,285	39,705	39,639
of which: direct and indirect investments in foreign-domiciled subsidiaries[2]	96,068	91,366	82,762	174,668	166,119	165,525
Leverage ratio denominator	618,704	617,329	601,013	618,704	617,329	601,013

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	22.9	21.8	21.6	16.3	15.5	14.9
of which: common equity tier 1 capital ratio	17.4	16.3	16.9	13.5	12.8	12.9

Leverage ratios (%)
Going concern leverage ratio	10.9	10.6	10.5	10.0	9.6	9.5
of which: common equity tier 1 leverage ratio	8.3	7.9	8.2	8.3	7.9	8.2

1 Outstanding low-trigger loss-absorbing tier 2 capital instruments qualify as going concern capital until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and are subject to amortization starting five years prior to their maturity.    2 Carrying value for direct and indirect investments including holding of regulatory capital instruments in Swiss-domiciled subsidiaries (30 June 2019: USD 16,114 million; 31 March 2019: USD 15,882 million), and for direct and indirect investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries (30 June 2019: USD 43,667 million; 31 March 2019: USD 41,530 million), is risk weighted at 205% and 220%, respectively, for the current year. Risk weights will gradually increase by 5% per year for Swiss-domiciled investments and 20% per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively, are applied.

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Leverage ratio information

Quarterly |

Swiss SRB leverage ratio denominator
USD billion	30.6.19	31.3.19	31.12.18

Leverage ratio denominator
Swiss GAAP total assets	501.0	498.4	480.0
Difference between Swiss GAAP and IFRS total assets	121.6	110.8	118.6
Less: derivative exposures and SFTs[1]	(238.9)	(225.4)	(236.7)
On-balance sheet exposures (excluding derivative exposures and SFTs)	383.7	383.8	361.9
Derivative exposures	100.5	98.8	99.3
Securities financing transactions	111.8	111.1	114.2
Off-balance sheet items	23.4	24.2	26.1
Items deducted from Swiss SRB tier 1 capital	(0.6)	(0.5)	(0.5)
Total exposures (leverage ratio denominator)	618.7	617.3	601.0

1 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

p

Quarterly |

BCBS Basel III leverage ratio
USD million, except where indicated	30.6.19	31.3.19	31.12.18	30.9.18
Total tier 1 capital	64,315	61,839	59,595	59,341
Total exposures (leverage ratio denominator)	618,704	617,329	601,013	619,741
BCBS Basel III leverage ratio (%)	10.4	10.0	9.9	9.6

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Liquidity coverage ratio

UBS AG is required to maintain a minimum liquidity coverage ratio of 105% as communicated by FINMA. p

Quarterly |

Liquidity coverage ratio
	Weighted value[1]
USD billion, except where indicated	Average 2Q19[2]	Average 1Q19[2]
High-quality liquid assets	82	87
Total net cash outflows	57	51
of which: cash outflows	175	171
of which: cash inflows	118	119
Liquidity coverage ratio (%)	145	169

1 Calculated after the application of haircuts and inflow and outflow rates.    2 Calculated based on an average of 65 data points in the second quarter of 2019 and 63 data points in the first quarter of 2019.

p

Significant regulated subsidiaries and sub-groups

Section 3  UBS Switzerland AG standalone

Key metrics of the second quarter of 2019

Quarterly | The table below is based on Basel Committee on Banking Supervision (BCBS) Basel III phase-in rules. During the second quarter of 2019, common equity tier 1 (CET1) capital increased by CHF 0.2 billion to CHF 10.7 billion, mainly as a result of operating profit. Risk-weighted assets (RWA) and leverage ratio exposure remained stable during the quarter. High-quality liquid assets decreased by CHF 4.2 billion as a result of lower average cash balances, reflecting increased funding consumption by the business divisions. Net cash outflows decreased by CHF 3.2 billion, reflecting higher inflows from intercompany transactions. p

Quarterly |

KM1: Key metrics
CHF million, except where indicated
		30.6.19	31.3.19	31.12.18	30.9.18	30.6.18
Available capital (amounts)[1]
1	Common equity tier 1 (CET1)	10,654	10,463	10,225	10,165	10,072
1a	Fully loaded ECL accounting model	10,649	10,457	10,225	10,165	10,072
2	Tier 1	14,894	14,712	14,468	13,165	13,072
2a	Fully loaded ECL accounting model tier 1	14,889	14,706	14,468	13,165	13,072
3	Total capital	14,894	14,712	14,468	13,165	13,072
3a	Fully loaded ECL accounting model total capital	14,889	14,706	14,468	13,165	13,072
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	96,640	96,067	95,646	95,541	94,887
4a	Minimum capital requirement[2]	7,731	7,685	7,652	7,643	7,591
4b	Total risk-weighted assets (pre-floor)	91,013	90,068	91,457	88,299	88,357
Risk-based capital ratios as a percentage of RWA[1]
5	Common equity tier 1 ratio (%)	11.02	10.89	10.69	10.64	10.61
5a	Fully loaded ECL accounting model CET1 (%)	11.02	10.89	10.69	10.64	10.61
6	Tier 1 ratio (%)	15.41	15.31	15.13	13.78	13.78
6a	Fully loaded ECL accounting model tier 1 ratio (%)	15.41	15.31	15.13	13.78	13.78
7	Total capital ratio (%)	15.41	15.31	15.13	13.78	13.78
7a	Fully loaded ECL accounting model total capital ratio (%)	15.41	15.31	15.13	13.78	13.78
Additional CET1 buffer requirements as a percentage of RWA[3]
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.50	2.50	1.88	1.88	1.88
9	Countercyclical buffer requirement (%)	0.01	0.01	0.01	0.00	0.00
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.57	0.58	0.56	0.56	0.54
10	Bank G-SIB and / or D-SIB additional requirements (%)[4]
11	Total of bank CET1 specific buffer requirements (%)[1]	2.51	2.51	1.88	1.88	1.88
12	CET1 available after meeting the bank’s minimum capital requirements (%)[1]	6.52	6.39	6.19	6.14	6.11
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	311,212	310,545	306,487	303,257	304,046
14	Basel III leverage ratio (%)[1]	4.79	4.74	4.72	4.34	4.30
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	4.78	4.74	4.72	4.34	4.30
Liquidity coverage ratio
15	Total HQLA	67,160	71,392	67,427	66,174	68,620
16	Total net cash outflow	48,761	51,945	52,846	53,130	53,731
17	LCR ratio (%)	138	137	128	125	128

1 Based on BCBS Basel III phase-in rules.    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 As Annex 8 of Swiss Capital Adequacy Ordinance (CAO) does not apply to the systemically relevant banks, UBS can abstain from disclosing the information required in lines 12a–12e. In the event of a waiver, UBS nevertheless provides information about the Swiss sector-specific countercyclical buffer in row 9a pursuant to Art. 44 CAO.    4 Swiss SRB going concern requirements and information for UBS Switzerland AG are provided on the next page.

p

Swiss SRB going and gone concern requirements and information

Quarterly | UBS Switzerland AG is considered a systemically relevant bank (SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. As of 30 June 2019, the transitional going concern capital and leverage ratio requirements for UBS Switzerland AG standalone were 14.16% and 4.5%, respectively. The gone concern requirements under transitional arrangements were 9.74% for the RWA-based requirement and 3.36% for the LRD-based requirement. p

Quarterly |

Swiss SRB going and gone concern requirements and information
	Swiss SRB, including transitional arrangements				Swiss SRB as of 1.1.20
As of 30.6.19	RWA		LRD		RWA		LRD
CHF million, except where indicated	in %[1]		in %		in %		in %
Required going concern capital
Total going concern capital	14.16	13,684	4.50	14,005	14.88[2]	14,380	5.00[2]	15,561
Common equity tier 1 capital	10.26	9,915	3.20	9,959	10.58	10,224	3.50	10,892
of which: minimum capital	4.90	4,735	1.70	5,291	4.50	4,349	1.50	4,668
of which: buffer capital	4.78	4,619	1.50	4,668	5.50	5,315	2.00	6,224
of which: countercyclical buffer	0.58	560			0.58	560
Maximum additional tier 1 capital	3.90	3,769	1.30	4,046	4.30	4,156	1.50	4,668
of which: additional tier 1 capital	3.10	2,996	1.30	4,046	3.50	3,382	1.50	4,668
of which: additional tier 1 buffer capital	0.80	773			0.80	773

Eligible going concern capital
Total going concern capital	15.41	14,894	4.79	14,894	15.41	14,894	4.79	14,894
Common equity tier 1 capital	11.02	10,654	3.42	10,654	11.02	10,654	3.42	10,654
Total loss-absorbing additional tier 1 capital	4.39	4,240	1.36	4,240	4.39	4,240	1.36	4,240
of which: high-trigger loss-absorbing additional tier 1 capital	4.39	4,240	1.36	4,240	4.39	4,240	1.36	4,240

Required gone concern capital
Total gone concern loss-absorbing capacity	9.74	9,417	3.36	10,457	12.01	11,608	4.20	13,071
of which: base requirement	10.52	10,167	3.63	11,281	12.86	12,428	4.50	14,005
of which: additional requirement for market share and LRD	1.08	1,044	0.38	1,167	1.44	1,392	0.50	1,556
of which: applicable reduction on requirements	(1.86)	(1,794)	(0.64)	(1,992)	(2.29)	(2,211)	(0.80)	(2,490)
of which: rebate granted (equivalent to 40% of maximum rebate)	(1.86)	(1,794)	(0.64)	(1,992)	(2.29)	(2,211)	(0.80)	(2,490)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	11.30	10,924	3.51	10,924	11.30	10,924	3.51	10,924
TLAC-eligible debt	11.30	10,924	3.51	10,924	11.30	10,924	3.51	10,924

Total loss-absorbing capacity
Required total loss-absorbing capacity	23.90	23,100	7.86	24,461	26.89	25,988	9.20	28,631
Eligible total loss-absorbing capacity	26.72	25,818	8.30	25,818	26.72	25,818	8.30	25,818

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	96,640				96,640
Leverage ratio denominator			311,212				311,212

1 The total loss-absorbing capacity ratio requirement of 23.90% is the current requirement based on the transitional rules of the Swiss Capital Adequacy Ordinance including the aforementioned rebate on the gone concern requirements. In addition, FINMA has defined a total capital ratio requirement, which is the sum of 14.4% and the effect of countercyclical buffer (CCB) requirements of 0.58%, of which 10% plus the effect of CCB requirements must be satisfied with CET1 capital. These FINMA requirements will be effective until they are exceeded by the Swiss SRB requirements based on the transitional rules.    2 Includes applicable add-ons of 1.44% for RWA and 0.5% for leverage ratio denominator (LRD).

p

Significant regulated subsidiaries and sub-groups

Swiss SRB loss-absorbing capacity

Quarterly |

Swiss SRB going and gone concern information[1]
CHF million, except where indicated	30.6.19	31.3.19	31.12.18

Eligible going concern capital
Total going concern capital	14,894	14,712	14,468
Total tier 1 capital	14,894	14,712	14,468
Common equity tier 1 capital	10,654	10,463	10,225
of which: high-trigger loss-absorbing additional tier 1 capital	4,240	4,248	4,243

Eligible gone concern capital
Total gone concern loss-absorbing capacity	10,924	10,945	10,932
TLAC-eligible debt	10,924	10,945	10,932

Total loss-absorbing capacity
Total loss-absorbing capacity	25,818	25,657	25,400

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	96,640	96,067	95,646
Leverage ratio denominator	311,212	310,545	306,487

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	15.4	15.3	15.1
of which: common equity tier 1 capital ratio	11.0	10.9	10.7
Gone concern loss-absorbing capacity ratio	11.3	11.4	11.4
Total loss-absorbing capacity ratio	26.7	26.7	26.6

Leverage ratios (%)
Going concern leverage ratio	4.8	4.7	4.7
of which: common equity tier 1 leverage ratio	3.4	3.4	3.3
Gone concern leverage ratio	3.5	3.5	3.6
Total loss-absorbing capacity leverage ratio	8.3	8.3	8.3
1 The numbers disclosed in the table are identical for Swiss SRB (including transitional arrangement) requirements and Swiss SRB requirements applicable as of 1 January 2020.

p

Leverage ratio information

Quarterly |

Swiss SRB leverage ratio denominator
CHF billion	30.6.19	31.3.19	31.12.18

Leverage ratio denominator
Swiss GAAP total assets	295.7	295.8	293.0
Difference between Swiss GAAP and IFRS total assets	3.6	2.8	1.8
Less: derivative exposures and SFTs[1]	(39.2)	(36.6)	(32.5)
On-balance sheet exposures (excluding derivative exposures and SFTs)	260.1	262.1	262.3
Derivative exposures	5.0	4.1	3.7
Securities financing transactions	34.3	32.4	28.5
Off-balance sheet items	12.0	12.2	12.4
Items deducted from Swiss SRB tier 1 capital	(0.2)	(0.2)	(0.5)
Total exposures (leverage ratio denominator)	311.2	310.5	306.5

1 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

p

Quarterly |

BCBS Basel III leverage ratio
CHF million, except where indicated	30.6.19	31.3.19	31.12.18	30.9.18
Total tier 1 capital	14,894	14,712	14,468	13,165
Total exposures (leverage ratio denominator)	311,212	310,545	306,487	303,257
BCBS Basel III leverage ratio (%)	4.8	4.7	4.7	4.3

p

Liquidity coverage ratio

Quarterly | UBS Switzerland AG, as a Swiss SRB, is required to maintain a minimum liquidity coverage ratio of 100%.p

Quarterly |

Liquidity coverage ratio
	Weighted value[1]
CHF billion, except where indicated	Average 2Q19[2]	Average 1Q19[2]
High-quality liquid assets	67	71
Total net cash outflows	49	52
of which: cash outflows	85	86
of which: cash inflows	36	34
Liquidity coverage ratio (%)	138	137

1 Calculated after the application of haircuts and inflow and outflow rates.    2 Calculated based on an average of 65 data points in the second quarter of 2019 and 63 data points in the first quarter of 2019.

p

Significant regulated subsidiaries and sub-groups

Capital instruments

Quarterly |

Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.
		Share capital	Additional tier 1 capital
1	Issuer	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland
1a	Instrument number	1	2	3	4	5	6
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	n/a	n/a
3	Governing law(s) of the instrument	Swiss	Swiss
3a	Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible instruments governed by foreign law)	n/a	n/a
Regulatory treatment
4	Transitional Basel III rules[1]	CET1 – Going concern capital	Additional tier 1 capital
5	Post-transitional Basel III rules[2]	CET1 – Going concern capital	Additional tier 1 capital
6	Eligible at solo / group / group and solo	UBS Switzerland AG consolidated and standalone	UBS Switzerland AG consolidated and standalone
7	Instrument type (types to be specified by each jurisdiction)	Ordinary shares	Loan[4]	Loan[4]	Loan[4]	Loan	Loan
8	Amount recognized in regulatory capital (currency in millions, as of most recent reporting date)[1]	CHF 10.0	CHF 1,500	CHF 500	CHF 1,000	CHF 825	USD 425
9	Par value of instrument	CHF 10.0	CHF 1,500	CHF 500	CHF 1,000	CHF 825	USD 425
10	Accounting classification[3]	Equity attributable to UBS Switzerland AG shareholders	Due to banks held at amortized cost
11	Original date of issuance	–	1 April 2015	11 March 2016	18 December 2017	12 December 2018	12 December 2018
12	Perpetual or dated	–	Perpetual
13	Original maturity date	–	–
14	Issuer call subject to prior supervisory approval	–	Yes
15	Optional call date, contingent call dates and redemption amount	–	First optional repayment date: 1 April 2020	First optional repayment date: 11 March 2021	First optional repayment date: 18 December 2022	First optional repayment date: 12 December 2023	First optional repayment date: 12 December 2023
Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon
16	Subsequent call dates, if applicable	–	Early repayment possible due to a tax or regulatory event. Repayment due to tax event subject to FINMA approval. Repayment amount: principal amount, together with accrued and unpaid interest

p

Quarterly |

Capital instruments of UBS Switzerland AG – key features (continued)
Coupons
17	Fixed or floating dividend / coupon	–	Floating
18	Coupon rate and any related index	–	6-month CHF Libor + 370 bps per annum semiannually	3-month CHF Libor + 459 bps per annum quarterly	3-month CHF Libor + 250 bps per annum quarterly	3-month CHF Libor + 489 bps per annum quarterly	3-month USD Libor + 547 bps per annum quarterly
19	Existence of a dividend stopper	–	No
20	Fully discretionary, partially discretionary or mandatory	Fully discretionary	Fully discretionary
21	Existence of step-up or other incentive to redeem	–	No
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	–	Non-convertible
24	If convertible, conversion trigger(s)	–	–
25	If convertible, fully or partially	–	–
26	If convertible, conversion rate	–	–
27	If convertible, mandatory or optional conversion	–	–
28	If convertible, specify instrument type convertible into	–	–
29	If convertible, specify issuer of instrument it converts into	–	–
30	Write-down feature	–	Yes
31	If write-down, write-down trigger(s)	–	Trigger: CET1 ratio is less than 7%

FINMA determines a write-down necessary to ensure UBS Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland AG‘s viability.

Subject to applicable conditions

32	If write-down, fully or partially	–	Fully
33	If write-down, permanent or temporary	–	Permanent
34	If temporary write-down, description of write-up mechanism	–	–
34a	Type of subordination	Statutory	Contractual
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the insolvency creditor hierarchy of the legal entity concerned).

Unless otherwise stated in the Articles of Association, once debts are paid back, the assets of the liquidated company are divided between the shareholders pro rata based on their contributions and considering the preferences attached to certain categories of shares (Art. 745, Swiss Code of Obligations)

Subject to any obligations that are mandatorily preferred by law, all obligations of UBS Switzerland AG that are unsubordinated or that are subordinated and do not rank junior, such as all classes of share capital, or at par, such as tier 1 instruments

36	Non-compliant transitioned features	–	–
37	If yes, specify non-compliant features	–	–

1 Based on Swiss SRB (including transitional arrangement) requirements.    2 Based on Swiss SRB requirements applicable as of 1 January 2020.    3 As applied in UBS Switzerland AG‘s financial statements under Swiss GAAP.    4 Loans granted by UBS AG, Switzerland.

p

Significant regulated subsidiaries and sub-groups

Section 4  UBS Europe SE consolidated

Quarterly | The table below discloses information about the regulatory capital components, capital ratios, leverage ratio and liquidity of UBS Europe SE consolidated based on the Pillar 1 requirements.

During the second quarter of 2019, common equity tier 1 (CET1) capital remained stable. Risk-weighted assets (RWA) decreased by EUR 0.7 billion, mainly as a result of a decrease in credit risk RWA. Leverage ratio exposure increased by EUR 1.2 billion, reflecting an increase in securities financing transactions and higher trading assets, partly offset by a decrease in derivative add-ons. Net cash outflows increased by EUR 1.3 billion, largely due to Treasury activities.

Entities may also be subject to significant Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities.  p

Quarterly |

KM1: Key metrics[1,2,3]
EUR million, except where indicated
		30.6.19	31.3.19
Available capital (amounts)
1	Common equity tier 1 (CET1)	3,543	3,568
2	Tier 1	3,833	3,858
3	Total capital	3,833	3,858
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	13,725	14,432
4a	Minimum capital requirement[4]	1,098	1,155
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	25.8	24.7
6	Tier 1 ratio (%)	27.9	26.7
7	Total capital ratio (%)	27.9	26.7
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.5	2.5
9	Countercyclical buffer requirement (%)	0.2	0.2
10	Bank G-SIB and / or D-SIB additional requirements (%)
11	Total of bank CET1 specific buffer requirements (%)	2.7	2.7
12	CET1 available after meeting the bank’s minimum capital requirements (%)	18.6	17.5
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	52,291	51,060
14	Basel III leverage ratio (%)[5]	7.3	7.6
Liquidity coverage ratio[6]
15	Total HQLA	14,367	14,770
16	Total net cash outflow	8,200	6,895
17	LCR ratio (%)	177	214

1 Based on applicable EU Basel III rules.    2 As a result of the cross-border merger of UBS Limited into UBS Europe SE effective 1 March 2019, UBS Europe SE has become a significant regulated subsidiary of UBS Group AG. The size, scope and business model of the merged entity is now materially different. Comparatives for December 2018 have not been provided in the table because data produced on the same basis is not available. For more information about the cross-border merger of UBS Limited into UBS Europe SE, refer to the “Recent developments” section in our first quarter 2019 report.    3 There is no local disclosure requirement for the net stable funding ratio as at 30 June 2019.    4 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    5 On the basis of tier 1 capital.    6 Figures as of 30 June 2019 are based on a four-month average rather than a twelve-month average, as data produced on the same basis is only available for the period since the cross-border merger. For 31 March 2019, month-end reporting date values are disclosed.

p

Section 5  UBS Americas Holding LLC consolidated

The table below discloses information about the regulatory capital components and capital ratios, as well as leverage ratio, of UBS Americas Holding LLC consolidated based on the Pillar 1 requirements (i.e., US Basel III standardized rules).

Quarterly | During the second quarter of 2019, common equity tier 1 (CET1) increased by USD 0.9 billion to USD 12.9 billion, as a result of increases in the share premium related to a fixed asset transfer, operating profit and other comprehensive income. Risk-weighted assets (RWA) decreased by USD 1.4 billion to USD 53.9 billion, mainly driven by a decrease in credit risk RWA. Leverage ratio exposure remained stable during the quarter.

Entities may also be subject to significant Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities. p

Quarterly |

KM1: Key metrics[1,2]
USD million, except where indicated
		30.6.19	31.3.19	31.12.18[3]	30.9.18[4]	30.6.18[4]
Available capital (amounts)
1	Common equity tier 1 (CET1)	12,900	12,028	11,746	11,068	10,693
2	Tier 1	15,055	14,170	13,887	13,209	12,834
3	Total capital	15,772	14,882	14,601	13,925	13,555
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	53,892	55,313	54,063	54,488	52,991
4a	Minimum capital requirement[5]	4,311	4,425	4,325	4,359	4,239
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	23.9	21.7	21.7	20.3	20.2
6	Tier 1 ratio (%)	27.9	25.6	25.7	24.2	24.2
7	Total capital ratio (%)	29.3	26.9	27.0	25.6	25.6
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.5	2.5	1.9	1.9	1.9
9	Countercyclical buffer requirement (%)[6]
10	Bank G-SIB and / or D-SIB additional requirements (%)[7]
11	Total of bank CET1 specific buffer requirements (%)	2.5	2.5	1.9	1.9	1.9
12	CET1 available after meeting the bank’s minimum capital requirements (%)[8]	16.9	14.7	15.3	13.9	13.8
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	123,008	124,981	122,829	124,982	129,375
14	Basel III leverage ratio (%)[9]	12.2	11.3	11.3	10.6	9.9

1 For UBS Americas Holding LLC based on applicable US Basel III rules.    2 There is no local disclosure requirement for liquidity coverage ratio or net stable funding ratio for UBS Americas Holding LLC as of 30 June 2019.    3 Figures as of or for the quarter ended 31 December 2018 have been adjusted for consistency with the full-year audited financial statements and / or local regulatory reporting, which were finalized after the publication of our Annual Report 2018 and our 31 December 2018 Pillar 3 report on 15 March 2019.    4 Figures as of 30 September 2018 and 30 June 2018 have been adjusted for consistency with the local regulatory reporting of the entity.    5 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    6 Not applicable as the countercyclical buffer requirement applies only to banking organizations subject to the advanced approaches capital rules.    7 Not applicable as requirements have not been proposed.    8 Capital surplus measures excess to minimum regulatory requirements. As such, it overstates actual excess capital capacity as it is not measured against additional capital that local regulators expect is positioned within UBS Americas Holding LLC in order to resource stressed risk loss exposures arising from the activities that UBS conducts in UBS Americas Holding LLC.    9 On the basis of tier 1 capital.

p

Appendix

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed security

AEI                  automatic exchange of information

AGM               annual general meeting of shareholders

A-IRB              advanced internal
ratings-based

AI                    artificial intelligence

AIV                  alternative investment vehicle

ALCO              Asset and Liability Management Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association of UBS Group AG

ASF                  available stable funding

ASFA               advanced supervisory formula approach

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on
Banking Supervision

BD                   business division

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BSC                 Business Solutions Center

BVG                Swiss occupational
pension plan

C

CAO                Capital Adequacy Ordinance

CC                   Corporate Center

CCAR              Comprehensive Capital Analysis and Review

CCB                countercyclical buffer

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CDO                collateralized debt
obligation

CDR                constant default rate

CDS                 credit default swap

CEA                 Commodity Exchange Act

CECL               current expected credit loss

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CIC                  Corporate Institutional Clients

CIO                 Chief Investment Office

CLN                 credit-linked note

CLO                 collateralized loan obligation

CLS                  continuous linked settlement

CMBS             commercial mortgage-backed security

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CSO                Client Strategy Office

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DJSI                 Dow Jones Sustainability Indices

DOJ                 US Department of Justice

DOL                 US Department of Labor

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EBA                 European Banking Authority

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss(es)

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ERISA              Employee Retirement Income Security Act of 1974

ESG                 environmental, social and governance

ESMA              European Securities and Markets Authority

ESR                  environmental and social risk

ETD                 exchange-traded derivative

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

F

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FINRA              US Financial Industry Regulatory Authority

FMIA               Swiss Financial Market Infrastructure Act

Abbreviations frequently used in our financial reports (continued)

FRA                 forward rate agreement

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FTD                  first to default

FTP                  funds transfer pricing

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 pound sterling

GEB                 Group Executive Board

GFA                 Group Franchise Awards

GHG               greenhouse gas

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

Group ALM    Group Asset and Liability Management

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

HR                   human resources

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR               interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IHC                  intermediate holding companies

IMA                 internal models approach

IMM                internal model method

IPS                   Investment Platforms and Solutions

IRB                  internal ratings-based

IRC                  incremental risk charge

ISDA                International Swaps and Derivatives Association

K

KRT                 Key Risk Taker

L

LAC                 loss-absorbing capacity

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTV                  loan-to-value

M

MiFID II           Markets in Financial Instruments Directive II

MiFIR              Markets in Financial Instruments Regulation

MRT                Material Risk Taker

MTN                medium-term note

N

NAV                net asset value

NII                   net interest income

NRV                 negative replacement value

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

OECD              Organisation for Economic Co-operation and Development

OIS                  overnight index swap

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QRRE              qualifying revolving retail exposures

R

RBA                 role-based allowances

RBC                 risk-based capital

RLN                 reference-linked note

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoAE               return on attributed equity

RoCET1          return on CET1

RoE                 return on equity

RoTE               return on tangible equity

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

Appendix

Abbreviations frequently used in our financial reports (continued)

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 stock appreciation right

SBC                 Swiss Bank Corporation

SCCL               single-counterparty credit limit

SDGs               Sustainable Development Goals

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFTs                 securities financing transactions

SI                     sustainable investing

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SMA                standardized measurement approach

SME                small and medium-sized enterprises

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TRS                  total return swap

TTC                 through the cycle

U

UoM               units of measure

USD                 US dollar

US IHC            US intermediate holding company

V

VaR                 value-at-risk

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s second quarter 2019 report and its Annual Report 2018, available at www.ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information on absolute changes between reporting periods, which is provided in text and that can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi                   _____

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi                   _____

Name:  Ella Campi

Title:    Executive Director

Date:  August 27, 2019